
1-7731
05071517
Emerson®
The Name?
PROCESSED
NOV 1 5 2005
THOMSON
FINANCIAL
2005 Annual Report


Emerson

Company Profile

Emerson Radio Corp., founded in 1948, is one of the nation's largest volume consumer electronics distributors with a recognized trademark in continuous use since 1912. It is one of the oldest and well-respected names in the consumer electronics industry. The Company designs and markets internationally full lines of video products that include televisions, video cassette recorders (VCRs) and Digital Versatile Disc (DVD) players, audio products, microwave ovens, home theater, high end acoustic products, office products, mobile stereo and wireless products. The Company distributes its products primarily through mass merchants, discount retailers, and specialty catalogers and, to a lesser degree, the Internet. The Company uses an extensive distributor network to facilitate its international presence and further leverages the Emerson brand globally through various licensing agreements. Its core business consists primarily of the distribution and sale of various low to moderately priced product categories.

Emerson retains a top ranking in most Consumer Electronic categories:

- Video Cassette Recorder
- Portable CD Boombox
- Total Portable Audio All Categories
- Portable Personal Cassette Player
- TV—Combo VCR or DVD
- Home DVD Player/Recorder
- Video All Categories
- Portable DVD Player
- Home Audio Shelf/Mini Systems
- Portable Personal CD Player w/Headphones


Emerson Continues to be Recognized as
One of the Top Consumer Electronics Brands

Financial Highlights

(In thousands, except per share data)

Years Ended March 31,	**2005**	2004	2003	2002	2001
Net revenues	**$320,704**	$263,774	$330,315	$297,175	$354,760
Cost and expenses:					
Cost of sales	**262,285**	215,455	264,037	241,525	292,131
Other operating costs and expenses	**5,889**	5,254	4,348	4,949	4,358
Selling, general and administrative expenses	**41,304**	42,021	43,196	41,166	44,291
Acquisition costs (recovered) incurred	**(454)**	1,553	—	—	—
Stock based compensation	**377**	523	49	—	—
	309,401	264,806	311,630	287,640	340,780
Operating income (loss)	**11,303**	(1,032)	18,685	9,535	13,980
Litigation settlement, net	**—**	—	—	2,933	—
Interest expense, net	**(1,562)**	(1,342)	(2,492)	(3,122)	(3,973)
Minority interest in net (income) loss of consolidated subsidiary	**(903)**	789	731	1,712	2,284
Income (loss) before income taxes and cumulative effect of change in accounting principle	**8,838**	(1,585)	16,924	11,058	12,291
Provision (benefit) for income taxes	**2,983**	2,150	(9,282)	(7,591)	(1,204)
Income (loss) from continuing operations	**5,855**	(3,735)	26,206	18,649	13,495
Income (loss) from discontinued operations, net of tax	**50**	2,661	840	758	(842)
Cumulative effect of change in accounting principle	**—**	—	(5,546)	—	—
Net income (loss)	**$ 5,905**	$ (1,074)	$ 21,500	$ 19,407	$ 12,653
Net income (loss) per common share					
Basic	**$0.22**	$(0.04)	$0.78	$0.62	$0.36
Diluted	**0.22**	(0.04)	0.75	0.52	0.33
Weighted average shares outstanding					
Basic	**26,991**	27,227	27,716	31,298	35,066
Diluted	**27,264**	27,227	28,640	40,485	38,569





To Our Shareholders, Customers, Employees, Vendors and Licensees:



Geoffrey P. Jurick
Chairman of the Board and Chief Executive Officer

What's In The Name?

"What's In The Name" means different qualities to each of our relationships:

For Consumers, it means:

- Generations of dependable quality products at reasonable prices (value);
- Decades of entertainment pleasure;
- Confidence when purchasing consumer electronics;

For Emerson's Retailers, it means:

- Strong relationships that extend for more that 20 years;
- Unique product design;
- Strong product sell through;
- Dependable execution;
- Satisfied customers;
- Full range of customer service;

For Emerson's Employees, it means:

- Dedication;
- Professionalism;
- Commitment;
- Excellence;
- Innovation;
- Satisfaction in a job well done;

For Investors, it means:

- A management team with hundreds of years of combined experience and integrity;
- A company with disciplined, prudent policies;
- A value investment;
- A Russell Microcap Index Company;

For Emerson's Suppliers, it means:

- Years of strong working relationships;
- Innovative design and marketing;

For Emerson's Licensees, it means:

- Strong name recognition;
- Customer loyalty to the brand for over 90 years;
- Association with a brand name that represents quality and dependability.

While the Emerson name means different things to different relationships, it will always be associated with quality, value and innovation attributes that have resulted in success.

Sales of Emerson Branded Products
(in millions of dollars)


533.0
807.1
795.8
872.5
'02
'03
'04
'05

Strong Financial Results

Fiscal 2005 proved to be a year during which action plans came together, top line revenues rebounded by 21.6% and profitability returned to the tune of $0.22 per share. For fiscal 2005, both the electronics and sporting goods segments demonstrated significant improvement over the prior year results, while managing their respective balance sheets. Additionally, outward license income remained strong, while the number of licensees exceeded ten on a domestic and international basis. Total sales of Emerson® branded products, which includes those sales made by Emerson as well its licensees, exceeded $870 million for fiscal 2005.




CANADA
PARSIPPANY, NJ
CHINO, CA
KANSAS CITY, MO
IRVING, TX
MEXICO
LATIN AMERICA
UK
THE EU
ASIA
HONG KONG
MACAU
Emerson's Presence
• Emerson Radio Corp. Offices
• Emerson Distributors/Licensees

Leveraging Our Resources

Our vision for Emerson's growth is to expand the model we started: operate in those categories of the consumer electronics industry where we possess strength and resources, and for all other areas, form alliances and partnerships to expand Emerson's distribution of product.

With total sales of Emerson® branded products exceeding $870 million, and an international head count of approximately 140 employees, our consumer electronics segment knows how to make things happen. This is the result of having a management team with hundreds of years combined expertise in a broad spectrum of areas such as: design, manufacturing, marketing, logistics and finance. Our management team is known worldwide for its knowledge of the industry, its integrity and ability to execute.

While we leverage our business model, we don't leverage our balance sheet. Our balance sheet reflects our approach to business: disciplined, prudent and fiscally conservative. This approach has provided us with many options for the future.

Growth By Design

Our successful sales rebound in fiscal 2005 was also due in no small part to our innovative and distinctive product design. For fiscal 2006, we anticipate even more innovative and unique products in the audio segment, and are truly excited about our new soon to be distributed made for iPod product line, that interacts with Apple's iPod products.

Fiscal 2006 promises strong results from our license with MTV Networks for Nickelodeon® branded consumer electronics products. Product placement







Emerson is One of the Most Recognized Household Names





Emerson's Kiosk at Nokia Theater in Times Square, NYC


NASCAR


Emerson
250
AT RICHMOND INTERNATIONAL RACEWAY

Emerson is a proud sponsor of the Emerson 250, a NASCAR® race held in Richmond, Virginia.

with the SpongeBob SquarePants™ and Dora the Explorer™ branded products has been widely embraced and is expected to generate robust sales for this upcoming holiday season.

Looking Ahead

As fiscal 2006 unfolds, we see Emerson reaching its strongest financial position in over 15 years, primarily due to the recent sale of its interest in Sports Supply Group, Inc., which provided substantial additional liquidity and a gain that will be recognized in fiscal 2006.

Sponsoring the Emerson 250, a NASCAR® race held in Richmond, Virginia during September, and advertising on MTV's Nickelodeon® channel were just two programs launched during fiscal 2005 which will bring even more exposure to the Emerson® brand name. For fiscal 2006, these programs will continue, along with the Emerson sponsorship of the Nokia Theater in Times Square, NYC. The Nokia Theater sponsorship exposes the Emerson® brand name to millions of viewers with its exterior video screen billboard, as well as globally with broadcasts from the Theater.

With the anticipated release of new Emerson® branded products, our steadily growing core business and financial flexibility, we are very encouraged about the future.

My thanks to all of you, our shareholders, customers, employees, vendors, and licensees, who help to answer the question, "What's In The Name?"

Geoffrey P. Jurick
Chairman of the Board and Chief Executive Officer

October 2005



SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K/A

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended March 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-25226

EMERSON RADIO CORP.

(Exact name of registrant as specified in its charter)

Delaware	22-3285224
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
Nine Entin Road, Parsippany, NJ	07054
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (973) 884-5800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days. [X] YES [ ] NO.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) [ ] YES [X] NO.

Aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant at September 30, 2004 (computed by reference to the last reported sale price of the Common Stock on the American Stock Exchange on such date): $44,451,232.

Number of Common Shares outstanding at June 7, 2005: 27,203,164

DOCUMENTS INCORPORATED BY REFERENCE: NONE

PART I

This Annual Report on Form 10-K contains, in addition to historical information, "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. See "Business—Forward-Looking Statements."

Item 1. BUSINESS

The Company

We operate in two business segments:

- consumer electronics; and
- sporting goods.

The consumer electronics segment designs, sources, imports and markets a variety of consumer electronic products and licenses its trademarks for a variety of products worldwide. The sporting goods segment, which is operated through our 53% ownership of Sport Supply Group, Inc., distributes and markets sports related equipment and leisure products primarily to institutional customers in the United States.

Emerson was originally formed in the State of New York in 1956 under the name Major Electronics Corp. In 1977, we reincorporated in the State of New Jersey and changed our name to Emerson Radio Corp. In 1994, we were reincorporated in the State of Delaware. Our principal executive offices are located at Nine Entin Road, Parsippany, New Jersey 07054-0430. Our telephone number in Parsippany, New Jersey, is (973) 884-5800.

Unless the context otherwise requires, the term:

- "Emerson" refers to our "consumer electronics" segment which is operated through Emerson Radio Corp. and its subsidiaries, other than SSG;
- "SSG" refers to our "sporting goods" segment which is operated through Sport Supply Group, Inc. and its subsidiaries; and
- "we," "us" and "our" refers to both Emerson and SSG.

For additional disclosures of our business segments and major customers, as well as financial information about geographical areas, see Item 8—"Financial Statements and Supplementary Data"—Note 14 of Notes to Consolidated Financial Statements.

Supervision and Regulation

We file reports and other information with the Securities and Exchange Commission ("SEC") pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document we file at the SEC's public reference room at 450 Fifth St. N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. Our filings are also available to the public from commercial document retrieval services and at the SEC's website at www.sec.gov.

We make available through our Internet website free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports and other filings made by us with the SEC, as soon as practicable after we electronically file such reports and filings with the SEC. Our website address is www.emersonradio.com. The information contained in our website is not incorporated by reference in this report.

On March 5, 2004, SSG filed a Form 15 with the Securities and Exchange Commission giving notice of the termination of the registration of its securities and the suspension of duty to file periodic reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934. As a result, SSG is no longer required to file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on form 8-K with the SEC.

Consumer Electronics Segment

General

Emerson, directly and through several subsidiaries, designs, sources, imports, markets, sells and licenses to certain licensees a variety of consumer electronic products, both domestically and internationally, under the Emerson®, and HH Scott®, brand names. These products include:

- video products—televisions, combination television/VCR/DVDs, digital video discs (DVD), video cassette recorders (VCR) and set top boxes;
- microwave ovens;
- audio, clocks and clock radios, home theater systems and multi-media;
- houseware products; and
- video accessories, telecommunication equipment, certain computer accessories, specialty, other consumer electronic products and mobile electronics.

Emerson also licenses a variety of specialty themed logos and marks from third parties for use on audio products that bear the names of these third parties. We refer to these licenses as inward licenses.

The trade name "Emerson Radio" dates back to 1912 and is one of the oldest and most well respected names in the consumer electronics industry. See "Consumer Electronics Segment—Licensing and Related Activities."

Emerson believes it possesses an advantage over its competitors due to the combination of:

- the "Emerson®" brand recognition;
- its distribution base and established customer relations;
- its sourcing expertise and established vendor relations;
- an infrastructure with personnel experienced in servicing and providing logistical support to the domestic mass merchant distribution channel; and
- its extensive experience in establishing license and distribution agreements on a global basis for a variety of products.

Emerson intends to continue leveraging its core competencies to offer a broad variety of current and new consumer electronic products to customers. In addition, Emerson intends to enter into additional licenses of third party trade names and trademarks ("inward licenses"), as well as licenses for the use of Emerson's trade names and trademarks by third parties ("outward licenses") and distribution agreements that take advantage of Emerson's trademarks and utilize the logistical and sourcing advantages for products that are more efficiently marketed through these agreements. We continuously evaluate potential licenses and distribution agreements. In March 2003, Emerson entered into a license agreement with Nickelodeon to license the Nickelodeon name, trademark and logo, along with several other Nickelodeon trademarks and logos. See—"Consumer Electronics Segment—Licensing and Related Activities."

Emerson's core business consists of selling, distributing, and licensing various low to moderately priced categories of consumer electronic products. The majority of Emerson's marketing and sales efforts are concentrated in the United States and, to a lesser extent, certain other international regions. Major competitors in these markets are foreign-based manufacturers and distributors. See "Consumer Electronics Segment—Competition."

Products

Emerson's current product and branded categories consist of the following:

Video Products	Audio Products	Other
Televisions	Portable stereo systems	Housewares
Specialty televisions	Digital clock radios	Home theater
Digital video discs (DVD)	Shelf stereo systems	Microwave ovens
Specialty video cassette players	Specialty clock radios	Multi-media
Video cassette recorders (VCR)		Telecommunications

Growth Strategy

We believe growth opportunities exist through the implementation of the following:

- higher penetration levels within our existing customers through increases in the products offered and sold to existing accounts;
- expansion of our existing customer base in the United States through our sales staff and sales representative organizations;
- expansion of our existing worldwide customer base through our foreign distribution agreements and direct selling, particularly in Europe and Asia;
- expansion into distribution channels we are not currently utilizing through new products that are being offered by Emerson;
- development and sales of new products not presently being offered by Emerson, such as electronics and accessories that utilize popular theme characters and logos through the use of various trademarks licensed from third parties;
- further development of our direct to consumer sales channel, through Emerson's Internet web-site;
- continuing to capitalize on the "Emerson®" and "H.H. Scott®" trademarks through continued efforts to enter into license agreements with third parties to license the "Emerson®" and "H.H. Scott®" trademarks for products not currently being sold, and in geographic areas not presently being serviced; and
- expansion through strategic mergers with and acquisitions of other businesses.

In connection with Emerson's strategic focus, Emerson may acquire an equity position in other corporate entities.

Emerson believes that the "Emerson®" trademark is recognized in many countries. A principal component of Emerson's growth strategy is to utilize this global brand name recognition together with its reputation for quality and cost competitive products to aggressively promote its product lines within the United States and targeted geographic areas on an international basis. Emerson believes that it will be able to compete more effectively in the highly competitive consumer electronics and microwave oven industries, domestically and internationally, by combining innovative approaches to its current product line and augmenting its product line with complementary products. Emerson intends to pursue such plans either independently or by forging new relationships, including license arrangements, distributorship agreements and joint ventures. See "Consumer Electronics Segment—Licensing and Related Activities."

Sales and Distribution

Emerson's Direct Import Program allows its customers to import and receive product directly from Emerson's manufacturers located outside the United States. Under the Direct Import Program, title for its products passes in the country of origin upon shipment of the product by the manufacturer. Emerson also sells product to customers from its U.S. based finished goods inventory, which is referred to as its Domestic Program. Under the Domestic Program, title for its products primarily passes at the time of shipment. Under both programs, we recognize revenues at the time title passes to the customer. See Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations."

Emerson has an integrated system to coordinate the purchasing, sales and distribution aspects of its operations. Emerson receives orders from its major accounts electronically, via electronic data interface (EDI), facsimile, telephone or mail. Emerson does not have long-term contracts with any of its customers, but rather receives orders on an ongoing basis. Products imported by Emerson, generally from the Far East, are shipped by ocean and/or inland freight and then stored in contracted public warehouse facilities for shipment to customers. All inventory is monitored by Emerson's electronic inventory system. As a purchase order is received and filled from inventory, warehoused product is labeled and prepared for outbound shipment to customers by common, contract or small package carriers for sales made from inventory.

Domestic Marketing

In the United States, Emerson markets its products primarily through:

- mass merchandisers;
- discount retailers;
- toy retailers; and
- distributors and specialty catalogers.

In fiscal 2005 and 2004, Wal-Mart Stores accounted for approximately 30% and 25% of our consolidated net revenues, respectively, and Target Stores accounted for approximately 12% and 15% of our consolidated net revenues, respectively. No other customer accounted for more than 10% of our consolidated net revenues in either period. Management believes that a loss, or a significant reduction of sales to Wal-Mart or Target would have a material adverse effect on our business and results of operations.

Approximately 45% and 49% of the net consumer electronics revenues in fiscal 2005 and 2004, respectively, were made through third party sales representative organizations that receive sales commissions and work in conjunction with Emerson's own sales personnel. With Emerson's permission, third party sales representative organizations may sell competitive products in addition to Emerson's products. In most instances, either party may terminate a sales representative relationship on 30 days prior notice by Emerson and 90 days prior notice by the sales representative organization in accordance with customary industry practice. Emerson utilizes approximately 22 sales representative organizations, including two through which approximately 18% and 16% of the net consumer electronics revenues were made in fiscal 2005. For fiscal 2004, two sales organizations accounted for approximately 15% and 10% of the net consumer electronics revenues. No other sales representative organization accounted for more than 10% of the consumer electronics net revenues in either year. The remainder of Emerson's sales are serviced by its sales personnel. Management does not believe that the loss of one or more sales representative organizations would have a material adverse effect on our business and results of operations.

Foreign Marketing

Emerson primarily markets and distributes its products in the United States. Accordingly, foreign sales account for less than 10% of total revenues and are not considered material. Emerson intends to expand its existing worldwide customer base through its foreign distribution agreements and direct selling, particularly in Europe and Asia.

Licensing and Related Activities

Emerson has several license agreements that allow licensees to use our trademarks for the manufacture and/or the sale of consumer electronics and other products and are referred to as outward licenses. These license agreements allow the licensee to use our trademarks by a specific product category, by a specific geographic area (that primarily includes some or all the countries located in North America, South America, Mexico and parts of Europe), by a specific customer base, by any combination of the above, or by any other category that might be defined in the license agreement. These license agreements are subject to renewal at the initial expiration of the agreements and are governed by the laws of the United States, and have expiration dates ranging from March 2006 through February 2010. Total license revenues recognized and earned in fiscal 2005, 2004, and 2003 were approximately $10,804,000, $10,973,000, and $10,388,000, respectively. Emerson records licensing revenues as earned over the term of the related agreements.

Effective January 1, 2001, Emerson entered into a license agreement ("Video License Agreement") with Funai Corporation, Inc. ("Funai"), which was amended, to extend the Video License Agreement to December 31, 2006. The Video License Agreement provides that Funai will manufacture, market, sell and distribute specified products bearing the "Emerson®" trademark to customers in the U.S. and Canadian markets. Under the terms of the agreement, Emerson receives non-refundable minimum annual royalty payments of $4.3 million each calendar year and a license fee on sales of products subject to the Video License Agreement in excess of the minimum annual royalties. During fiscal 2005, 2004 and 2003, license revenues of $8,555,000, $8,759,000 and $8,520,000, respectively, were recorded under this agreement.

Throughout various parts of the world, Emerson maintains distribution and outward license agreements that encompass various Emerson® branded products into defined geographic areas.

Emerson intends to pursue additional licensing and distribution opportunities and believes that such activities have had and will continue to have a positive impact on operating results by generating income with minimal incremental costs, if any, and without the necessity of utilizing working capital. See Item 1—"Business—Forward-Looking Information" and Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations."

Effective March 2003, Emerson entered into a license agreement with MTV Networks to license the Nickelodeon name, trademark and logo, along with several of Nickelodeon's trademarks and logos. The initial term of the agreement expired in December 2005, and has been, in accordance with the contract option, extended by one year to December 2006. Additionally, Emerson entered into a second contract with MTV Networks for increased Nickelodeon character trademarks and logos, along with expanded product categories. The term of this second contract also expires in December 2006. These licenses provide Emerson with the rights to use such marks in the United States, and require certain minimum royalties to be paid to MTV Networks.

Design and Manufacturing

Emerson's products are manufactured by several original equipment manufacturers in accordance with Emerson's specifications. During fiscal 2005 and 2004, 100% of Emerson's purchases consisted of imported finished goods from manufacturers primarily located in:

- South Korea;
- China;
- Malaysia; and
- Thailand.

Emerson's design team is responsible for product development and works closely with Emerson's suppliers. Emerson's engineers determine the detailed cosmetic, electronic and other features for new products, which typically incorporate commercially available electronic parts to be assembled according to their design. Accordingly, the exterior designs and operating features of the products reflect Emerson's judgment of current styles and consumer preferences. Emerson's designs are tailored to meet the consumer preferences of the local market, particularly in the case of its international markets.

The following summarizes Emerson's purchases from its major suppliers:

	Fiscal Year	
Supplier	**2005**	2004
StarLite	**16%**	15%
Lasco Industries	**15%**	10%
Oxygen	**11%**	*
Avatar Mfg	*	14%
GMT Industries	*	12%
Daewoo	*	12%

*less than 10%

No other supplier accounted for more than 10% of Emerson's total purchases in fiscal 2005 or 2004. Emerson considers its relationships with its suppliers to be satisfactory and believes that, barring any unusual material or part shortages or economic, fiscal or monetary conditions, Emerson could develop, as it already has, alternative suppliers. No assurance can be given that ample supply of product would be available at current prices if Emerson was required to seek alternative sources of supply without adequate notice by a supplier or a reasonable opportunity to seek alternate production facilities and component parts. See Item 1—"Business—Forward-Looking Information, Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations"and Item 7A—"Inflation, Foreign Currency and Interest Rates."

Warranties

Emerson offers limited warranties for its consumer electronics, comparable to those offered to consumers by its competitors in the United States. Such warranties typically consist of a 90 day period for audio products and one year period for microwave products, under which Emerson will pay for labor and parts, or offer a new or similar unit in exchange for a non-performing unit.

Returned Products

Emerson's customers return product to Emerson for a variety of reasons, including:

- retailer return policies with their customers;
- damage to goods in transit and cosmetic imperfections; and
- mechanical failures.

Emerson has entered into agreements with the majority of its suppliers that require the supplier to accept returned defective product. Emerson pays a fee to the supplier and in exchange receives a unit.

Backlog

We do not believe that backlog is a significant factor in our consumer electronics segment. The ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of our consumer electronics business.

Trademarks

Emerson owns the:

- "Emerson®";
- "Emerson Research®";
- "Emerson Interactive℠";
- "Girl Power™";
- "H.H. Scott®"; and
- "Scott®"

trademarks for certain of its home entertainment and consumer electronic products in the United States, Canada, Mexico and various other countries. Of the trademarks owned by Emerson, those registered in the United States and Canada must be renewed at various times through 2011 and 2014, respectively. Emerson's trademarks are also registered in various other countries, which registrations must be renewed at various times. Emerson intends to renew all trademarks necessary for its business. Emerson considers the "Emerson®" and HH Scott® trademarks to be of material importance to its business and, to a lesser degree, the remaining trademarks. Emerson licenses the "Emerson®" and HH Scott® trademarks to third parties, the scope of which is on a limited product and geographic basis and for a period of time. See "Consumer Electronics Segment—Licensing and Related Activities."

Competition

As published in the January 2005 edition of the Consumer Electronics Association Market Research report, the market segments of the consumer electronics industry in which Emerson competes generates approximately $21 billion of factory sales annually and is highly fragmented, cyclical and very competitive. The industry is characterized by the short life cycle of products, which requires continuous design and development efforts.

Emerson primarily competes in the low to medium-priced sector of the consumer electronics market. Management estimates that Emerson has several dozen competitors that are manufacturers and/or distributors, many of which are much larger and have greater financial resources than Emerson. Emerson competes primarily on the basis of:

- its reliability;
- quality;
- price;
- design;
- consumer acceptance of its products; and
- quality service and support to retailers and their customers.

Emerson also competes at the retail level for shelf space and promotional displays, all of which have an impact on its established and proposed distribution channels.

Seasonality

Emerson generally experiences stronger demand from its customers for its products in the fiscal quarters ending September and December. However, during the last several years, this revenue pattern has been less prevalent due to the need for retailers to plan earlier for the winter holiday selling season and our management's ability to obtain additional orders to meet increased product demand during the March and June fiscal quarters.

Working Capital

Our consumer electronics segment is impacted by its seasonality in that it generally records the majority of annual sales in the quarters ending September and December, requiring it to maintain higher inventory levels during the quarters ending June and September, therefore increasing the working capital needs during these periods. Management believes that the outward license agreements, sales margin stability and the policies in place for returned products should continue to favorably impact our cash flow. Management believes that anticipated cash flow from operations and the financing presently in place will provide sufficient liquidity to meet its operating and debt service cash requirements in the year ahead. Management believes the Company's working capital practices are similar to those of its competitors.

Sporting Goods Segment

General

Management believes SSG is a leading direct mail marketer of sports related equipment and leisure products for sale primarily to the institutional market in the United States.

From July 2003 through November 2003, certain of SSG's team dealer locations were discontinued. In November 2003, SSG sold all of the issued and outstanding capital stock of its wholly-owned subsidiary, Athletic Training Equipment Company, Inc. ("ATEC"). Collectively, we refer to these as "Discontinued Operations" and accordingly, the accompanying financial statements reflect these as discontinued operations. These transactions helped reduce the overhead of SSG along with providing funds to reduce the debt of SSG.

Products

Management believes SSG manufactures and distributes one of the broadest lines of sporting goods, physical educational, recreational and leisure products to the institutional market. SSG offers over 10,000 products, of which SSG manufactures approximately 1,000 of these products and the remainder are purchased from other manufacturers. The SSG product lines include: archery; baseball; softball; basketball; camping; football; tennis and other racquet sports; gymnastics; indoor recreation; game tables; physical education; soccer; field and floor hockey; lacrosse; track and field; volleyball; weight lifting; fitness equipment; outdoor playground equipment; and early childhood development products.

Management believes brand recognition is important to the institutional market. Most of SSG's products are marketed under trade names or trademarks owned or licensed by SSG and include the following:

Alumagoal
Champion Barbell
Flag A Tag
Maxpro
NorthAmerican Recreation
Port-A-Pit
Pro Net
U.S. Games, Inc
Blastball
Curvemaster
Gamecraft
MacGregor
Passon's Sports
Pro Base
Rol-Dri and Tidi-Court
Voit®
BSN
Fibersport
GSC Sports
New England Camp & Supply
Pillo Polo
Pro Down
Toppleball

Growth Strategy

SSG believes it is well positioned to grow its business due to:

- its ability to process and fulfill a high capacity of orders;
- its well-developed expertise in catalog design and merchandising; and
- its information technology system and its Internet platform.

One of the most important contributions of SSG's information technology platform is that the order processing and fulfillment capabilities are integrated throughout the operations of SSG, including all of SSG's websites. Each website is strategically targeted to a specific customer group or product line. The continued migration of SSG's customers to its websites is important to SSG's growth and success.

Sales and Distribution

SSG's websites enable its customers to place orders, access account information, track orders, and perform routine customer service inquiries on a real-time basis, twenty-four hours a day, seven days a week. This functionality allows for more convenience and added flexibility for its customers.

SSG's sourcing, warehousing, distribution and fulfillment capabilities and its fully integrated information system, provide the necessary capacities, logistics, information and technological capabilities to meet the demands and growth potential of commerce.

Domestic Marketing

SSG offers products directly to the institutional market primarily through:

- a variety of distinctive, information-rich catalogs;
- sales personnel strategically located in certain large metropolitan areas;
- in-bound and out-bound telemarketers;
- a team of experienced bid and quote personnel; and
- the Internet.

SSG's marketing efforts are supported by a database of over 250,000 customers, a call center, a custom-designed distribution center and several manufacturing facilities. SSG currently offers approximately 10,000 sports related equipment products to over 100,000 customers, which include: public and private schools; colleges; universities and military academies; municipal and governmental agencies; military facilities; churches; clubs; camps; hospitals; youth sports leagues; non-profit organizations; team dealers; and certain large retail sporting goods chains.

SSG believes that its customer base in the United States is the largest in the institutional direct mail market for sports related equipment.

Licensing and Related Activities

SSG has inward licenses for certain well-known names and trademarks that allow it to manufacture, sell, and distribute specified sport related products and equipment to institutional customers using the licensed names for specified royalty fees paid to licensors. See "Business—Sporting Goods Segment—Trademarks."

Design and Manufacturing

SSG manufactures, assembles and distributes many of its products at its facilities. See Item 2 —"Properties."

Most of SSG's manufactured products are standardized. Certain products manufactured by SSG are custom made; such as tumbling mats ordered in color or size specifications. The principal raw materials used by SSG in manufacturing are, for the most part, readily available from several different sources. No one supplier accounts for more than 10% of the total raw materials supplied to SSG. Such raw materials include: foam; vinyl; nylon thread; steel and aluminum tubing.

Items not manufactured by SSG are purchased from various suppliers primarily located in the United States, Taiwan, Australia, the Philippines, Thailand, China, Pakistan, Sweden and Canada. SSG has no significant purchase contracts with any major supplier of finished products, and most products purchased from suppliers are available from other sources. Purchases of most finished products are made in U.S. dollars and are, therefore, not subject to direct foreign exchange rate differences.

Warranties

SSG typically offers limited warranties for its sporting goods, which are comparable to its competitors.

Returned Products

In most instances, SSG's customers have the right to return product within 30 days. Returned products in the sporting goods segment are less frequent than the consumer electronics segment, and are not considered a significant factor in SSG's operations.

Backlog

SSG had a backlog of approximately $2.4 million at March 31, 2005, $2.2 million at March 31, 2004 and $2.9 million at March 31, 2003.

Trademarks

SSG licenses certain well known trade names and trademarks allowing it to manufacture, sell, and distribute specified sport related products and equipment to institutional customers using these names for specified royalty fees. These license agreements have expiration dates ranging from December 2009 through 2040, in some cases with renewable terms and include our license with MacGregor®, which expires in 2040 and allows us to manufacture, promote, sell and distribute specified products and equipment under the MacGregor® name.

Competition

SSG competes in the institutional sporting goods market principally with:

- local sporting goods dealers;
- retail sporting goods stores;
- other direct mail catalog marketers; and
- providers of sporting goods on the Internet.

SSG has identified approximately 15 other direct mail and internet companies in the institutional market most of whom management believes are competitors that are substantially smaller than SSG in terms of geographic coverage, products, e-commerce capability, customer base and revenues.

SSG competes in the institutional market principally on the basis of brand, price, product availability, quality and customer service. SSG believes it has an advantage in the institutional market over traditional sporting goods retailers and team dealers because its selling prices do not include comparable price markups attributable to traditional multi-distribution channel markups. In addition, SSG's expansive product lines and the ability to control the availability of goods that SSG sources enables it to respond more rapidly to customer demand.

Seasonality

SSG has historically experienced strong revenues during the March, June and September quarters primarily due to volume generated by spring and summer sports, favorable outdoor weather conditions and school needs before summer closings.

Working Capital

The sporting goods segment is impacted by seasonality with its March quarter being the highest sales period, and the quarter ending December being its lowest sales period. This seasonality requires the sporting goods segment to maintain higher amounts of inventory during the quarters ending March and June, therefore increasing the working capital needs during these periods.

Government Regulation

Pursuant to the Tariff Act of 1930, as amended, the Trade Act of 1974 and regulations promulgated thereunder, the United States government charges tariff duties, excess charges, assessments and penalties on many imports. These regulations are subject to constant change and revision by government agencies and by action by the United States Trade Representative and may have the effect of increasing the cost of goods purchased by us or limiting quantities of goods available to us from our overseas suppliers. A number of states have adopted statutes regulating the manner of determining the amount of payments to independent service centers performing warranty service on products such as those sold by us. Additional Federal legislation and regulations regarding the importation of consumer electronics products, including the products marketed by us, have been proposed from time-to-time and, if enacted into law, could adversely affect our financial condition and results of operations.

Many of our products are subject to Federal regulations, among other laws, which empowers the Consumer Product Safety Commission (the "CPSC") to protect consumers from hazardous sporting goods and other articles. The CPSC has the authority to exclude from the market certain articles that are found to be hazardous and can require a manufacturer to refund the purchase price of products that present a substantial product hazard. CPSC determinations are subject to court review. Similar laws exist in some states and cities in the United States.

Product Liability and Insurance

Because of the nature of the products sold by us, particularly those products sold by SSG, we are periodically subject to product liability claims resulting from personal injuries. We may become involved in various lawsuits incidental to our business. Additionally, significantly increased product liability claims continue to be asserted successfully against manufacturers and distributors of sports equipment throughout the United States resulting in general uncertainty as to the nature and extent of manufacturers' and distributors' liability for personal injuries. See Item 3—"Legal Proceedings."

In recent years, product liability insurance has become much more expensive, more restrictive and more difficult to obtain. Accordingly, there can be no assurance that our general product liability insurance will be sufficient to cover any successful product liability claims made. In our opinion, any ultimate liability arising out of currently pending product liability claims will not have a material adverse effect on the financial condition or results of operations. However, any claims substantially in excess of the insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on our financial condition and results of operations.

Employees

As of April 29, 2005, we had approximately 379 employees, of which 139 were employed by Emerson, and 240 were employed by SSG. None of our employees are represented by unions, and we believe our labor relations are good.

Risk Factors

You should carefully consider these risk factors in addition to our financial statements, including the notes to such financial statements. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline.

Business Related Risks

The loss, or significant reduction in business of any of our key customers, including Wal-Mart and Target, could negatively affect our revenues and could decrease our earnings.

We are highly dependent upon sales of our consumer electronic products to certain of our customers, including Wal-Mart and Target. During our fiscal years ended March 31, 2005 and 2004, Wal-Mart stores accounted for approximately 30% and 25%, respectively, and Target stores accounted for approximately 12% and 15%, respectively, of our consolidated net revenues. Although no other customer in either of our operating segments accounted for greater than 10% of our consolidated net revenues during these periods, other customers may account for more than 10% of our consolidated net revenues in future periods. All purchases of our products by customers in both of our operating segments are made through purchase orders and we do not have any long-term contracts with any of our customers. The loss of Wal-Mart or Target, or any of our other customers to which we sell a significant amount of our products or any significant portion of orders from Wal-Mart or Target, or such other customers or any material adverse change in the financial condition of such customers could negatively affect our revenues and decrease our earnings.

The failure to maintain our relationships with our licensees, licensors and distributors or the failure to obtain new licensees, licensors or distribution relationships could negatively affect our revenues and decrease our earnings.

We maintain license agreements that allow licensees to use our Emerson® and H.H. Scott® trademarks for the manufacture and sale of consumer electronics and other products. In addition, we maintain distribution agreements for the distribution of our consumer electronics products into defined geographic areas. Although we have entered into agreements with certain of our licensees and distributors of consumer electronics products, most of which have a term of three years or less and expire between March 2006 and February 2010, including our agreement with Funai, we cannot assure that such agreements will be renewed when the terms of such agreements expire, or that our relationships with our licensees or distributors will be maintained on satisfactory terms or at all. The failure to maintain our relationships with Funai and our other licensees and distributors, the failure to obtain new licensees or distribution relationships or the failure by our licensees to protect the integrity and reputation of our Emerson® and H.H. Scott® trademarks could negatively affect our licensing revenues and decrease our earnings. In addition, we maintain license agreements with MTV Networks to license the Nickelodeon name, trademark and logo, along with several of Nickelodeon's trademarks and logos, each of which expire in December 2006. We may not be able to renew the license on terms favorable to us or at all. The failure to maintain our relationship with MTV Networks or other licensors could negatively affect our revenues and decrease our earnings.

Our sporting goods business licenses certain well-known names and trademarks, including MacGregor® that expires in 2040, and allows us to manufacture, promote, sell and distribute specified products and equipment. Although the MacGregor® agreement expires in 2040, we cannot be assured that our relationship with MacGregor® will be maintained on satisfactory terms or at all. The non-renewal or termination of one or more of our material licenses in our sporting goods business would eliminate our ability to sell products bearing such names and trademarks and decrease our earnings.

Our revenues and earnings could be negatively affected if we cannot anticipate market trends or enhance existing products or achieve market acceptance of new products.

Our success is dependent on our ability to successfully anticipate and respond to changing consumer demands and trends in a timely manner. In addition, to increase our penetration of current markets and gain footholds in new markets for our products, we must maintain existing products and integrate them with new products. We may not be successful in developing, marketing and releasing new products that respond to technological developments or changing customer needs and preferences. We may also experience difficulties that could delay or prevent the successful development, introduction and sale of these new products. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to our products are delayed, or if these products or enhancements fail to achieve market acceptance when released, our sales volume may decline and earnings could be negatively affected. In addition, new products or enhancements by our competitors may cause customers to defer or forgo purchases of our products, which could also negatively affect our revenues and earnings.

We depend on a limited number of suppliers for our components and raw materials and any interruption in the availability of these components and raw materials used in our products could reduce our revenues and adversely affect our relationship with our customers.

We rely on a limited number of suppliers, most of which are located outside of the United States, for the components and raw materials used in our consumer electronics and sporting good products. Although there are many suppliers for each of our component parts and raw materials, we are dependent on a limited number of suppliers for many of the significant components and raw materials. This reliance involves a number of significant risks, including:

- lack of availability of materials and interruptions in delivery of components and raw materials from our suppliers;
- manufacturing delays caused by such lack of availability or interruptions in delivery;
- fluctuations in the quality and the price of components and raw materials, in particular due to the petroleum price impact on such materials; and
- risks related to foreign operations.

We do not have any long-term or exclusive purchase commitments with any of our suppliers. StarLite, Lasco Industries and Oxygen are our largest suppliers of components for our consumer electronics products, each of which accounted for more than 10% of our purchases of components for our consumer electronics products for our latest fiscal year. Our failure to maintain existing relationships with our suppliers or to establish new relationships in the future could also negatively affect our ability to obtain our components and raw materials used in our products in a timely manner. If we are unable to obtain ample supply of product from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers' orders which could reduce our revenues and adversely affect our relationship with our customers.

The operating results of our sporting goods segment may continue to be affected by budgetary restrictions of schools and government agencies.

A substantial portion of our sporting goods product revenues are generated through sales to the institutional market, including:

- public and private schools;
- colleges and universities;
- military academies;
- municipal and governmental agencies;
- military and correctional facilities;
- youth sports leagues.

As a result, our sporting goods business is substantially dependent on the budgetary allowances of schools as well as local, state and federal government agencies. Restrictions or reductions to the budgeted spending of these entities could reduce the amount of goods purchased from us and could materially adversely affect our revenues and earnings.

If our original equipment manufacturers are unable to deliver our products in the required amounts and in a timely fashion, we could experience delays or reductions in shipments to our customers which could reduce our revenues and adversely affect our relationship with our customers.

All of our consumer electronic products and approximately 23.0% of our sporting goods products are manufactured in accordance with our specifications by original equipment manufacturers principally located in:

- South Korea;
- China;
- Malaysia;
- Thailand; and
- Taiwan.

If we are unable to obtain our products from the original equipment manufacturers located in these countries in the required quantities and quality and in a timely fashion, we could experience delays or reductions in product shipments to our customers which could negatively affect our ability to meet the requirements of our customers, as well as our relationships with our customers.

Unanticipated disruptions in our operations or slowdowns by our suppliers, manufacturers and shipping companies could adversely affect our ability to deliver our products and service our customers which could reduce our revenues and adversely affect our relationship with our customers.

Our ability to provide high quality customer service, process and fulfill orders and manage inventory depends on:

- the efficient and uninterrupted operation of our call center, distribution center and manufacturing facilities related to our sporting goods segment; and
- the timely and uninterrupted performance of third party manufacturers and suppliers, shipping companies, and dock workers relating to both our consumer electronics and sporting goods segments.

Any material disruption or slowdown in the operation of our call center, distribution center, manufacturing facilities or management information systems, or comparable disruptions or slowdowns suffered by our principal manufacturers, suppliers and shippers could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. Our sporting goods segment ships approximately 60% of its products using United Parcel Service. A strike by UPS or any of our other major carriers or any other disruption in our ability or our customer's ability to receive our products as a result of a strike or otherwise could materially adversely affect our results of operations as a result of our failure to deliver our products in a timely manner and using other more expensive freight carriers.

The operations of our sporting goods segment are subject to high fixed costs, which could adversely affect our earnings.

The operations and maintenance of our call center, distribution center, manufacturing facilities and management information systems related to our sporting goods segment involve substantial fixed costs. Paper and postage are significant components of our sporting goods segment operating costs. Catalog mailings entail substantial paper, postage, and costs associated with catalog development, each of which is subject to price fluctuations. If net revenues are substantially below expectations, these fixed costs may not be proportionately reduced and could materially adversely affect the earnings of our sporting goods segment and, in turn, our consolidated earnings.

Our revenues and earnings could be adversely affected by foreign regulations and changes in the political, public health and economic conditions in the foreign countries in which we operate our business.

We derive a significant portion of our revenues from sales of products manufactured by third parties located primarily in China, South Korea, Malaysia, Thailand and Taiwan. In addition, third parties located in these and other countries located in the same region produce and supply many of the components and raw materials used in our products. Conducting an international business inherently involves a number of difficulties and risks that could adversely affect our ability to generate revenues and could subject us to increased costs. The main factors that may adversely affect our revenues and increase our costs are:

- currency fluctuations which could cause an increase in the price of the components and raw materials used in our products and a decrease in our profits;
- more stringent export restrictions in the countries in which we operate which could adversely affect our ability to deliver our products to our customers;
- tariffs and other trade barriers which could make it more expensive for us to obtain and deliver our products to our customers;
- political instability and economic downturns in these countries which could adversely affect our ability to obtain our products from our manufacturers or deliver our products to our customers in a timely fashion; and
- seasonal reductions in business activity in these countries during the summer months which could adversely affect our sales.

In addition, the prior outbreak of severe acute respiratory syndrome, or SARS, which had particular impact in China, Hong Kong and Singapore, had a negative effect on our consumer electronics operations. Our operations, including our ability to obtain our products in a timely fashion, could be impacted again, including disrupting the operation of our suppliers, manufacturers and shipping companies, each of which could adversely affect our earnings, should SARS reoccur in the future.

We have experienced, and may in the future experience, many of these risks and cannot predict the impact of any particular risk on our operations. However, any of these factors may materially adversely affect our revenues and/or increase our operating expenses.

The seasonality of our business, as well as changes in consumer spending and economic conditions, may cause our quarterly operating results to fluctuate and cause our stock price to decline.

Our net revenue and operating results may vary significantly from quarter to quarter. The main factors that may cause these fluctuations are:

- seasonal variations in operating results;
- variations in the sales of our products to our significant customers;
- increases in returned consumer electronics products in the March quarter which follows our peak September and December selling quarters;
- variations in manufacturing and supplier relationships;
- if we are unable to correctly anticipate and provide for inventory requirements from quarter to quarter, we may not have sufficient inventory to deliver our products to our customers in a timely fashion or we may have excess inventory that we are unable to sell;
- the discretionary nature of our customers' demands and spending patterns;
- changes in market and economic conditions; and
- competition.

In addition, our quarterly operating results could be materially adversely affected by political instability, war, acts of terrorism or other disasters.

Sales of our consumer electronics products are somewhat seasonal due to consumer spending patterns, which tend to result in significantly stronger sales in our September and December fiscal quarters, especially as a result of the holiday season. Our sporting goods segment is also somewhat seasonal due to stronger demand for its products during the March fiscal quarter due to volume generated by spring and summer sports, favorable outdoor weather conditions and school needs before summer closings. These patterns will probably not change significantly in the future. Although we believe that the seasonality of our business is based primarily on the timing of consumer demand for our products, fluctuations in operating results can also result from other factors affecting us and our competitors, including new product developments or introductions, availability of products for resale, competitive pricing pressures, changes in product mix, pricing and product reviews and other media coverage. Due to the seasonality of our business, our results for interim periods are not necessarily indicative of our results for the year.

Our sales and earnings can also be affected by changes in the general economy since purchases of consumer electronics and sporting goods are generally discretionary for consumers and subject to budgetary constraints by schools and government agencies. Our success is influenced by a number of economic factors affecting disposable consumer income, such as employment levels, business conditions, budgetary restrictions of schools and government agencies, interest rates and taxation rates. Adverse changes in these economic factors, among others, may restrict consumer spending or increase budgetary restrictions at schools and government agencies, thereby negatively affecting our sales and profitability.

As a result of these and other factors, revenues for any quarter are subject to significant variation, which may adversely affect our results of operations and the market price for our common stock.

If our third party sales representatives fail to adequately promote, market and sell our consumer electronic products, our revenues could significantly decrease.

A portion of our consumer electronic product sales are made through third party sales representative organizations, whose members are not our employees. Our level of sales depends on the effectiveness of these organizations, as well as the effectiveness of our own employees. Some of these third party representatives may sell, with our permission, competitive products manufactured by other third parties as well as our products. During our fiscal years ended March 31, 2005 and 2004, these organizations were responsible for approximately 45% and 49%, respectively, of our net consumer electronics revenues during such periods. In addition, two of these representative organizations were responsible for a significant portion of these revenues. If any of our third party sales representative organizations engaged by us, especially our two largest, fails to adequately promote, market and sell our consumer electronics products, our revenues could be significantly decreased until a replacement organization or distributor could be retained by us. Finding replacement organizations and distributors could be a time consuming process during which our revenues could be negatively impacted.

The ownership of our common stock by Geoffrey P. Jurick, our Chairman, Chief Executive Officer and President, substantially reduces the influence of our other stockholders.

Geoffrey Jurick, our Chairman, Chief Executive Officer and President, owns approximately 38.0% of our outstanding common stock. As a result, Geoffrey Jurick currently has the ability to influence significantly the actions that require stockholder approval, including:

- the election of our directors; and
- the approval of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval.

As a result, our other stockholders may have little or no influence over matters submitted for stockholder approval.

In January 2005, Geoffrey P. Jurick, the Chairman, Chief Executive Officer and President of Emerson Radio Corp., obtained a $16 million loan from a foreign financial institution. The loan (which, prior to extension, came due on April 20, 2005) currently matures on July 20, 2005, is guaranteed by a third party unaffiliated with Emerson and is secured by a pledge by Mr. Jurick of approximately 10 million shares of his Emerson common stock (approximately 38% of Emerson's common stock). If the loan term is not further extended and the loan is not repaid at maturity, the stock could be utilized to satisfy Mr. Jurick's obligations.

We may seek to make acquisitions that prove unsuccessful or strain or divert our management's attention and our capital resources.

We may seek to grow our business through acquisitions of related businesses. Such acquisitions present risks that could materially adversely affect our earnings, including:

- the diversion of our management's attention from our everyday business activities;
- the assimilation of the operations and personnel of the acquired business;
- the incurring of additional expenses related to such acquisitions, whether or not such acquisitions are consummated;
- the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and
- the need to expand management, administration and operational systems.

If we make such acquisitions, we cannot predict whether:

- we will be able to successfully integrate the operations of any new businesses into our business;
- we will realize any anticipated benefits of completed acquisitions; or
- there will be substantial unanticipated costs associated with acquisitions.

In addition, future acquisitions by us may result in:

- potentially dilutive issuances of our equity securities;
- the incurrence of additional debt; and
- the recognition of significant charges for depreciation and amortization related to goodwill and other intangible assets.

We continuously evaluate potential acquisitions of related businesses. However, competition for such potential acquisitions is intense and we have not reached any agreement or arrangement with respect to any particular acquisition and we may not be able to complete any acquisitions on favorable terms or at all.

We are subject to intense competition in the industries in which we operate, which could cause material reductions in the selling price of our products or losses of our market share.

The consumer electronics industry and the institutional market for sporting goods and leisure products are highly competitive, especially with respect to pricing and the introduction of new products and features. Our consumer electronics segment competes in the low to medium-priced sector of the consumer electronics market and competes primarily on the basis of:

- reliability;
- quality;
- price;
- design;
- consumer acceptance of the Emerson® trademark; and
- quality service and support to retailers and our customers.

Our sporting goods segment competes in the institutional sporting goods market principally with local sporting goods dealers, retail sporting goods stores, other direct mail catalog marketers and providers of sporting goods on the Internet. Our sporting goods segment competes principally on the basis of:

- brand;
- quality;
- price;
- product availability; and
- customer service.

In recent years, we and many of our competitors have regularly lowered prices, and we expect these pricing pressures to continue. If these pricing pressures are not mitigated by increases in volume, cost reductions or changes in product mix, our revenues and profits could be substantially reduced. As compared to us, many of our competitors have:

- significantly longer operating histories;
- significantly greater managerial, financial, marketing, technical and other competitive resources; and
- greater name recognition.

As a result, our competitors may be able to:

- adapt more quickly to new or emerging technologies and changes in customer requirements;
- devote greater resources to the promotion and sale of their products and services; and
- respond more effectively to pricing pressures.

These factors could materially adversely affect our operations and financial condition. In addition, competition could increase if:

- new companies enter the market;
- existing competitors expand their product mix; or
- we expand into new markets.

An increase in competition could result in material price reductions or loss of our market share.

Our business could be adversely affected if we cannot protect our intellectual property rights or if we infringe on the intellectual property rights of others.

Our ability to compete effectively will depend on our ability to maintain and protect our proprietary rights. We own the Emerson® trademark, which is materially important to our business, as well as our license, other trademarks and proprietary rights that are used for certain of our home entertainment and consumer electronics products. In addition, we license names and trademarks in connection with our sporting goods business. Our trademarks are registered throughout the world, including the United States, Canada, Mexico, France, Spain, Germany and the United Kingdom. However, third parties may seek to challenge, invalidate, circumvent or render unenforceable any proprietary rights owned by or licensed to us. In addition, in the event third party licensees fail to protect the integrity of our trademarks, the value of these marks could be adversely affected.

The laws of some foreign countries in which we operate may not protect our proprietary rights to the same extent as do laws in the United States. The protections afforded by the laws of such countries may not be adequate to protect our intellectual property rights.

Our inability to protect our proprietary rights could materially adversely affect the license of our trade names and trademarks to third parties as well as our ability to sell our products. Litigation may be necessary to:

- enforce our intellectual property rights;
- protect our trade secrets; and
- determine the scope and validity of such intellectual property rights.

Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and management's attention from the operation of our business.

We may receive notice of claims of infringement of other parties' proprietary rights. Such actions could result in litigation and we could incur significant costs and diversion of resources in defending such claims. The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief. Such relief could effectively block our ability to make, use, sell, distribute or market our products and services in such jurisdiction. We may also be required to seek licenses to such intellectual property. We cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to us. The failure to obtain the necessary licenses or other rights could delay or preclude the sale, manufacture or distribution of our products and could result in increased costs to us.

We could be exposed to product liability or other claims for which our product liability or other insurance may be inadequate.

A failure of any of the products marketed by us, particularly those products sold by our sporting goods segment, may subject us to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of our products. Although we currently maintain product liability insurance in amounts which we consider adequate, we cannot assure that:

- our insurance will provide adequate coverage against potential liabilities;
- adequate product liability insurance will continue to be available in the future; or
- our insurance can be maintained on acceptable terms.

We and certain of our officers and directors, are party to a class action lawsuit and we cannot assure the outcome of such litigation. Although we maintain liability insurance in amounts that we consider adequate, we cannot assure that such policies will provide adequate coverage against potential liabilities. To the extent product liability or other litigation losses are beyond the limits or scope of our insurance coverage, our expenses could materially increase. See Item 3—"Legal Proceedings."

The inability to use our tax net operating losses could result in a charge to earnings and could require us to pay higher taxes.

Both Emerson and SSG have substantial tax net operating losses available to reduce taxable income for federal and state income tax purposes. A portion of the benefit associated with the tax net operating losses has been recognized as a deferred tax asset in our financial statements and could be used to reduce our tax liability in future profitable periods. We believe these net deferred tax assets will be realized through tax planning strategies available in future periods and future profitable operating results. Although realization is not assured at either Emerson or SSG, we believe it is more likely than not that all of the remaining net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced or eliminated in the near term if certain tax planning strategies are not successfully executed, or estimates of future taxable income during the carryforward period is reduced.

In addition, transactions consummated by us or Geoffrey Jurick, that together with other transactions consummated by Emerson, SSG or Mr. Jurick or that involve the common stock of Emerson or SSG, are deemed collectively to result in a change of control of Emerson or SSG, respectively, and under the tax code could limit the use of our tax net operating losses. In the event that either Emerson or SSG is unable to utilize its tax net operating losses in a reasonable time frame, it would be required to adjust its deferred tax asset on its financial statements which would result in a charge to earnings. Additionally, should the utilization of tax net operating losses be limited, we would be required to pay a greater amount of taxes in future periods.

Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

From time to time, we incur debt in connection with our operations. As a result, we may be subject to the risks associated with indebtedness, including:

- we must dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we have less funds available for operations and other purposes;
- it may be more difficult and expensive to obtain additional funds through financings, if available at all;
- we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and
- if we default under any of our existing credit facilities or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

We have pledged substantially all of our assets to secure our borrowings under our credit facilities and are subject to covenants that may restrict our ability to operate our business.

Our indebtedness under our credit facilities are secured by substantially all of our assets. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditor to satisfy our obligations to the secured creditor. In addition, our credit facilities impose certain restrictive covenants, including financial, ownership, operational and net worth covenants. Failure to satisfy any of these covenants could result in all or any of the following:

- acceleration of the payment of our outstanding indebtedness;
- our inability to borrow additional amounts under our existing financing arrangements; and
- our inability to secure financing on favorable terms or at all from alternative sources.

Any of these consequences could significantly reduce the amount of cash and financing available to us which in turn would adversely affect our ability to operate our business, including acquiring our products from our manufacturers and distributing our products to our customers.

Market Related Risks

The market price of our common stock has experienced significant price and volume fluctuations from time to time.

The market price for our common stock and for securities of similar companies has from time to time experienced significant price and volume fluctuations. Factors which may affect our market price include:

- market conditions in the industries in which we operate;
- competition;
- sales or the possibility of sales of our common stock;
- our results of operations and financial condition; and
- general economic conditions.

Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may also adversely affect the market price of our common stock.

Our organizational documents and Delaware law may make it harder for us to be acquired without the consent and cooperation of our board of directors and management.

Several provisions of our organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of our common stock. Under the terms of our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by our current board of directors.

Forward-Looking Information

This report contains various forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and information that is based on management's beliefs as well as assumptions made by and information currently available to management. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. When used in this report, the words "anticipate," "believe," "estimate," "expect," "predict," "project," and similar expressions are intended to identify forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under "Risk Factors" set forth above and "Critical Accounting Policies" set forth in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations."

Due to these uncertainties and risks, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

Item 2. PROPERTIES

The following table sets forth the material properties owned or leased by us:

Facility Purpose	Approximate Square Footage	Location	Lease Expires or is Owned
Consumer electronics segment:			
Corporate headquarters	22,500	Parsippany, NJ	December 2009
Hong Kong office	10,000	Hong Kong, China	October 2005
Macao office (1)	2,000	Macao, China	Owned
Macao office	8,700	Macao, China	Owned
Warehouse	97,105	Irving, TX	June 2010
Sporting goods segment:			
Manufacturing and corporate headquarters	135,000	Farmers Branch, TX	December 2007
Warehouse and fulfillment processing	181,000	Farmers Branch, TX	December 2007
Manufacturing	35,000	Anniston, AL	Owned
Manufacturing	45,000	Anniston, AL	Owned

(1) currently in process of being sold.

Emerson also utilizes public warehouse space with terms typically of one year. Public warehouse expenses for Emerson varies based on a percentage of sold products shipped from the location.

We believe that the properties used for our operations are in satisfactory condition and adequate for our present and anticipated future operations. In addition to the facilities listed above, SSG leases space in various locations, primarily for use as sales offices, which lease terms range from month to month to three years and are not material to us.

Item 3. LEGAL PROCEEDINGS

Putative Class Actions

Between September 4, 2003 and October 30, 2003, several putative class action lawsuits were filed in the United States District Court for the District of New Jersey against Emerson and Messrs. Geoffrey Jurick, Kenneth Corby and John Raab (the "Individual Defendants") on behalf of purchasers of Emerson's publicly traded securities between January 29, 2003 and August 12, 2003 (the "Class Period"). On December 17, 2003, the Court entered a Joint Stipulation and Order consolidating these putative class actions under the caption *In Re Emerson Radio Corp. Securities Litigation, 03cv4201 (JLL)* (the "Consolidated Action"). Further to that Stipulation and Order, lead plaintiff was appointed and co-lead counsel and co-liaison counsel were approved by the Court in the Consolidated Action. Consistent with the Stipulation and Order, the plaintiffs filed an Amended Consolidated Complaint (the "Amended Complaint") that, among other things, added Jerome Farnum, one of Emerson's directors, as an individual defendant in the litigation.

Generally, the Amended Complaint alleges that Emerson and the Individual Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated there under, by (i) issuing certain positive statements during the Class Period regarding our ability to replace lost revenues attributable to the Hello Kitty® license and (ii) omitting to disclose that Emerson suffered allegedly soured relationships with its largest retail customers. The Amended Complaint further alleges that these statements were materially false and misleading when made because Emerson allegedly misrepresented and omitted certain adverse facts which then existed and disclosure of which was necessary to make the statements not false and misleading. Emerson and the Individual Defendants deny all allegations and have moved to dismiss the Complaint in its entirety for failure to state a claim. The motion to dismiss was fully briefed and was submitted to the Court on October 15, 2004. The Court's decision on the motion is pending. Emerson and the Individual Defendants intend to defend the lawsuit vigorously.

Other Matters

We are a party to various other litigation matters, in most cases involving ordinary and routine claims incidental to our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to such pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

(a) Market Information

Our common stock has traded on the American Stock Exchange under the symbol MSN since December 22, 1994. The following table sets forth the range of high and low sales prices for our common stock as reported by the American Stock Exchange during the last two fiscal years.

	Fiscal 2005		Fiscal 2004	
	High	**Low**	High	Low
First Quarter	**$4.10**	**$3.00**	$7.88	$5.95
Second Quarter	**3.25**	**2.56**	7.80	2.47
Third Quarter	**3.83**	**2.58**	4.28	3.15
Fourth Quarter	**3.98**	**3.00**	4.05	3.27

There is no established trading market for our Series A convertible preferred stock, whose conversion feature expired as of March 31, 2002.

(b) Holders

At April 25, 2005, there were approximately 342 stockholders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker "street names."

(c) Dividends

Our policy has been to retain all available earnings, if any, for the development and growth of our business. We have not paid and do not intend to pay cash dividends on our common stock. In addition, our credit facility restricts our ability to pay cash dividends on our common stock.

(d) Unregistered Securities

None

(e) Share Repurchases

For the fiscal year ended March 31, 2005, we did not repurchase any shares under the Emerson Radio Corp.'s common stock share repurchase program. The share repurchase program was publicly announced in September 2003 to repurchase up to 2,000,000 shares of Emerson's outstanding common stock. Share repurchases are made from time to time in open market transactions in such amounts as determined in the discretion of Emerson's management within the guidelines set forth by Rule 10b-18 under the Securities Exchange Act. Prior to the fiscal year ended March 31, 2005, we repurchased 1,111,625 shares under this program. The maximum number of shares that are available to be repurchased under Emerson Radio Corp's common share repurchase program as of March 31, 2005 was 888,375.

Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the five years ended March 31, 2005. The selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements, including the notes thereto, and Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations."

March 31,	2005	2004	2003	2002	2001(1)
(In thousands, except per share data)					
Summary of Operations:					
Net Revenues (2)	**$320,704**	$263,774	$330,315	$297,175	$354,760
Operating Income (loss)	**$ 11,303**	$ (1,032)	$ 18,685	$ 9,535	$ 13,980
Income (loss) from continuing operations	**$ 5,855**	$ (3,735)	$ 26,206	$ 18,649	$ 13,495
Income (loss) from discontinued operations, net of tax	**$ 50**	$ 2,661	$ 840	$ 758	$ (842)
Cumulative effect of change in accounting principle	—	—	$ (5,546)	—	—
Net income (loss)	**$ 5,905**	$ (1,074)	$ 21,500	$ 19,407	$ 12,653
Balance Sheet Data at Period End:					
Total Assets	**$131,168**	$118,669	$134,562	$135,839	$119,006
Current Liabilities	**45,899**	40,637	48,668	54,723	45,330
Long-Term Debt	**14,970**	15,027	18,079	29,046	38,257
Shareholders' Equity	**53,603**	47,212	51,237	34,740	15,131
Working Capital	**56,116**	46,729	49,101	49,290	39,497
Current Ratio	**2.2 to 1**	2.2 to 1	2.0 to 1	1.9 to 1	1.9 to 1
Per Common Share: (3)					
Basic net income (loss) per share:					
Income (loss) from continuing operations	**$.22**	$(.14)	$ .95	$.60	$ .38
Discontinued operations	—	.10	.03	.02	(.02)
Cumulative effect of change in accounting principle	—	—	(.20)	—	—
	$.22	$(.04)	$ .78	$.62	$ .36
Diluted net income (loss) per share:					
Income (loss) from continuing operations	**$.22**	$(.14)	$ .91	$.50	$. 35
Discontinued operations	—	.10	.03	.02	(.02)
Cumulative effect of change in accounting principle	—	—	(.19)	—	—
	$.22	$(.04)	$ .75	$.52	$ .33
Weighted Average Shares Outstanding:					
Basic	**26,991**	27,227	27,716	31,298	35,066
Diluted	**27,264**	27,227	28,640	40,485	38,569

(1) Prior to March 23, 2001, the investment in SSG was accounted for under the equity method of accounting. On March 23, 2001, a majority interest in SSG was reached and required this interest be accounted for as a partial purchase to the extent of the change in control. The assets and liabilities of SSG have been revalued to fair value to the extent of Emerson's interest in SSG. SSG's results of operations and the minority interest related to those results have been included in our results of operations as though it had been acquired at April 1, 2000.

(2) During fiscal 2004, SSG discontinued operations of certain team dealer operations, and sold all of the capital stock of Athletic Training Equipment Company, Inc. ("ATEC"). These transactions were classified as discontinued operations, and accordingly reported separate from continuing operations. The financial statements for fiscal 2001 through 2003 have been reclassified to reflect such discontinued results.

(3) For fiscal 2002 and 2001, dilutive securities include 3,531,000 and 3,066,000 shares, respectively, assuming conversion of Series A preferred stock at a price equal to 80% of the weighted average market value of a share of common stock, determined as of March 31, 2002, and 2001. For fiscal 2005, 2003, 2002 and 2001, dilutive securities also include 322,000, 924,000, 452,000 and 437,000 shares assuming conversion of 632,000, 1,195,000, 1,645,000 and 1,658,000 options, respectively, and 100,000 warrants for fiscal 2003. For fiscal 2002, dilutive securities also included 5,204,000 shares assuming the conversion of convertible debentures. Per common share data is based on the net income or loss for the year and deduction of the amount of dividends required to be paid to the holders of the preferred stock and the weighted average of common stock outstanding during each fiscal year. Loss per share in fiscal 2004 does not include potentially dilutive securities assumed outstanding since the effects of such conversion would be anti-dilutive.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During fiscal 2001, Emerson increased its ownership in SSG to 50.1%. Accordingly, Emerson's and SSG's results of operations are consolidated for fiscal 2005, 2004 and 2003. See Item 8—"Financial Statements and Supplementary Data—Note 1 and Note 3 of Notes to Consolidated Financial Statements."

Management's Discussion and Analysis of Financial Condition and Results of Operation is presented in three parts: consolidated operations, consumer electronics segment and sporting goods segment.

The following discussion of our operations and financial condition should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Special Note: Certain statements set forth below constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See Item 1—"Business—Forward-Looking Information."

In the following discussions, most percentages and dollar amounts have been rounded to aid presentation. As a result, all figures are approximations.

CONSOLIDATED OPERATIONS:

The following table sets forth, for the periods indicated, certain items related to our consolidated statements of operations as a percentage of net revenues for the fiscal years ended March 31. A detailed discussion of the material changes in our operating results is set forth under our discussion of our two operating segments: consumer electronics and sporting goods.

	2005	2004	2003
Net revenues (in thousands)	**$320,704**	$263,774	$330,315
	100.0%	100.0%	100.0%
Cost of sales	**81.8%**	81.7%	80.0%
Other operating costs and expenses	**1.8%**	2.0%	1.3%
Selling, general and administrative expenses	**12.9%**	15.9%	13.0%
Acquisition costs (recovered) incurred	**(0.1)%**	0.6%	—
Stock based costs	**0.1%**	0.2%	—
Operating income (loss)	**3.5%**	(0.4)%	5.7%
Interest expense, net	**0.5%**	0.5%	0.8%
Minority interest in net (income) loss of consolidated subsidiary	**(0.2)%**	0.3%	0.2%
Income (loss) before income taxes and cumulative effect of change in accounting principle	**2.8%**	(0.6)%	5.1%
Provision (benefit) for income taxes	**1.0%**	0.8%	(2.8)%
Income (loss) from continuing operations	**1.8%**	(1.4)%	7.9%
Income from discontinued operations, net of tax	—	1.0%	0.3%
Cumulative effect of change in accounting principle	—	—	(1.7)%
Net income (loss)	**1.8%**	(0.4)%	6.5%

Results of Consolidated Operations—Fiscal 2005 compared with Fiscal 2004

Net Revenues—Net revenues for fiscal 2005 increased approximately $56.9 million, or 21.6%, to $320.7 million as compared to $263.8 million for fiscal 2004. The increase in net revenues was primarily due to an increase of approximately $50.8 million, or 28.3%, in the consumer electronics segment, as well as an increase of $6.1 million, or 7.3%, in the sporting goods segment.

Cost of Sales—Cost of sales, in absolute terms, increased $46.8 million, or 21.7%, to $262.3 million for fiscal 2005 as compared to $215.5 million for fiscal 2004. This increase was primarily due to an increase of $44.6 million, or 29.0%, in the consumer electronics segment, as well as an increase of $2.3 million, or 3.6%, in the sporting goods segment. As a percentage of consolidated net revenues, cost of sales increased from 81.7% in fiscal 2004 to 81.8% in fiscal 2005.

Other Operating Costs and Expenses—Other operating costs and expenses are associated with the consumer electronics segment and include those components as described in Note 1 of the Notes to Consolidated Financial Statements. As a result of increased activity in these areas, other operating costs increased $635,000, or 12.1%, from $5.3 million (2.0% of consolidated net revenues) in fiscal 2004 to $5.9 million (1.8% of consolidated net revenues) in fiscal 2005.

Selling, General and Administrative Expenses ("S,G&A")—In absolute terms, S,G&A costs decreased by approximately $717,000, or 1.7%, from $42.0 million in fiscal 2004 to $41.3 million in fiscal 2005. In the consumer electronics segment, S,G&A expenses increased $1.6 million, or 9.8%, while the sporting goods segment recorded a decrease in S,G&A costs of $2.3 million, or 8.7%. As a percentage of consolidated net revenues, S,G&A expenses decreased to 12.9% for fiscal 2005 as compared to 15.9% for fiscal 2004, principally as a result of the increase in consolidated net revenues.

Acquisition Costs (Recovered) Incurred—Acquisition costs are associated with the consumer electronics segment. Adjustments to acquisition costs incurred in the prior year were recorded in fiscal 2005, resulting in a recovery of such costs of $454,000, or (0.1)%, of consolidated net revenues. For fiscal 2004, acquisition costs were $1.6 million, or 0.6%, of consolidated net revenues, due to two unsuccessful acquisition attempts during the year.

Stock Based Costs—Stock based costs relate to the cost of warrants associated with consulting service agreements and stock options expense associated with the early adoption of SFAS 123R, "Share-Based Payments," for fiscal 2005. (See Note 1 to accompanying financial statements.) In absolute terms, stock based costs were approximately $377,000, or 0.1%, of consolidated net revenues, for fiscal 2005, as compared to $524,000, or 0.2%, of consolidated net revenues, for fiscal 2004.

Interest Expense, Net—In absolute terms, interest expense increased $220,000, or 16.4%, from $1.3 million in fiscal 2004 to $1.6 million in fiscal 2005. The increase was primarily due to higher borrowing amounts and borrowing costs in the consumer electronics segment, resulting in an increase of $463,000, or 52.4%, partially offset by a decrease of $243,000, or 52.9%, in the sporting goods segment. Interest expense, as a percentage of consolidated net revenues, remained unchanged at 0.5% for both fiscal 2005 and fiscal 2004.

Minority Interest in Net (Income) Loss of Consolidated Subsidiary—Minority interest in net (income) loss of consolidated subsidiary represents that portion of the sporting goods segment (income) loss for the fiscal year that relates to the ownership of SSG by shareholders other than us. See Item 8—"Financial Statements and Supplementary Data—Note 1 of Notes to Consolidated Financial Statements."

Provision (Benefit) for Income Taxes—The provision for income taxes, which primarily represents the deferred tax charges associated with Emerson's profits in the United States, increased approximately $833,000, or 38.7%, to $3.0 million for fiscal 2005 from approximately $2.2 million for fiscal 2004. The increase in the provision for income taxes was primarily due to an increase in pretax profit in the consumer electronics segment.

Income from Discontinued Operations, Net of Tax—From July 2003 through November 2003, SSG ceased operating several of its Team Dealer locations. In November 2003, SSG sold all of the issued and outstanding shares of capital stock of its wholly owned subsidiary—ATEC. Income of $50,000 was recorded during the wind down of these operations (the "discontinued operations") in fiscal 2005 as compared to income of approximately $2.7 million, or 1.0%, of consolidated net revenues for fiscal 2004.

Net Income (Loss)—As a result of the foregoing factors, we had net earnings of approximately $5.9 million (1.8% of consolidated net revenues) for fiscal 2005 as compared to a net loss of $1.1 million ((0.4)% of consolidated net revenues) for fiscal 2004.

Results of Consolidated Operations—Fiscal 2004 compared with Fiscal 2003

Net Revenues—Net revenues for fiscal 2004 decreased approximately $66.5 million, or 20.1%, to $263.8 million as compared to $330.3 million for fiscal 2003. The decrease in net revenues was primarily due to a decrease of approximately $65.3 million, or 26.6%, in the consumer electronics segment, as well as a decrease of $1.3 million, or 1.5%, in the sporting goods segment.

Cost of Sales—Cost of sales, in absolute terms, decreased $48.6 million, or 18.4%, to $215.4 million for fiscal 2004 as compared to $264.0 million for fiscal 2003. This decrease was primarily due to a decrease of $49.1 million, or 24.2%, in the consumer electronics segment, partially offset by an increase of $474,000, or 0.8%, in the sporting goods segment. As a percentage of consolidated net revenues, cost of sales increased from 80.0% in fiscal 2003 to 81.7% in fiscal 2004. The percentage increase in cost of sales was primarily the result of lower margins in the consumer electronics segment in fiscal 2004.

Other Operating Costs and Expenses—Other operating costs and expenses are associated with the consumer electronics segment and include those components as described in Note 1 of Note to Consolidated Financial Statements. As a result of increased activity in these areas, other operating costs increased $0.9 million, or 20.8%, from $4.3 million (1.3% of consolidated net revenues) in fiscal 2003 to $5.3 million (2.0% of consolidated net revenues) in fiscal 2004.

Selling, General and Administrative Expenses ("S,G&A")—In absolute terms, S,G&A expenses decreased $1.2 million, or 2.7%, to $42.0 million in fiscal 2004 as compared to $43.2 million in fiscal 2003. This decrease in S,G&A was primarily the result of a decrease of $1.5 million, or 8.6%, in the consumer electronics segment, partially offset by an increase of $319,000, or 1.2%, in the sporting goods segment. As a percentage of consolidated net revenues, S,G&A expenses increased to 15.9% for fiscal 2004 as compared to 13.0% for fiscal 2003, principally as a result of the decline in revenues.

Acquisition Costs—Acquisition costs are associated with the consumer electronics segment. Acquisition costs were $1.6 million (0.6% of consolidated net revenues) for fiscal 2004, due to two unsuccessful acquisition attempts during the year. There were no acquisition costs in fiscal 2003.

Stock Based Costs—Stock based costs are associated with the consumer electronics segment, which relate to the value of warrants issued in exchange for consulting services. Stock based costs increased from $49,000 (less than 0.1% of consolidated net revenues) in fiscal 2003 to $523,000 (0.2% of consolidated net revenues) in fiscal 2004.

Interest Expense, Net—Interest expense decreased $1.2 million, or 46.2%, from $2.5 million (0.8% of consolidated net revenues) in fiscal 2003 to $1.3 million (0.5% of consolidated net revenues) in fiscal 2004. The decrease was primarily due to lower borrowing amounts and lower interest rates, resulting in a decrease of $1.0 million, or 53.4%, in the consumer electronics segment, as well as a decrease of $0.2 million, or 23.4%, in the sporting goods segment.

Minority Interest in Net Loss of Consolidated Subsidiary—Minority interest in net loss of consolidated subsidiary represents that portion of the sporting goods segment loss for the fiscal year that relates to the ownership of SSG by shareholders other than us. See Item 8—"Financial Statements and Supplementary Data—Note 1 of Notes to Consolidated Financial Statements."

Provision (Benefit) for Income Taxes—The provision for income taxes in absolute terms was $2.2 million in fiscal 2004 as compared to a tax benefit of $9.3 million in fiscal 2003. The provision of $2.2 million in fiscal 2004 primarily represents the deferred tax charges associated with Emerson's profits in the United States. The tax benefit in fiscal 2003 was primarily the result of a reduction in the valuation reserve in the consumer electronics segment, previously established against the deferred tax assets relating to the accounts receivable and temporary inventory differences, as well as the recognition of management's estimation of net operating loss carryforwards subject to limitations under IRC Section 382. See Item 8—"Financial Statements and Supplementary Data—Note 7 of Notes to Consolidated Financial Statements."

Income from Discontinued Operations, Net of Tax—Income from discontinued operations, net of tax, is associated with the sporting goods segment. In July, October and November 2003, SSG ceased operations of its Team Dealer locations in Little Rock, Arkansas, Enid, Oklahoma, and Wichita, Kansas, respectively. In addition, SSG sold all of the issued and outstanding capital stock of ATEC. Income from discontinued operations increased $1.9 million to $2.7 million (1.0 % of consolidated net revenues) in fiscal 2004 from $0.8 million (0.3% of consolidated net revenues) in fiscal 2003. See Item 8—"Financial Statements and Supplementary Data—Note 17 of Notes to Consolidated Financial Statements."

Net Income (Loss)—As a result of the foregoing factors, we had a net loss of approximately $1.1 million ((0.4)% of consolidated net revenues) for fiscal 2004 as compared to net income of $21.5 million (6.5% of consolidated net revenues) for fiscal 2003.

CONSUMER ELECTRONICS SEGMENT:

The following table summarizes certain financial information relating to the consumer electronics segment for the fiscal years ended March 31 (in thousands):

	2005	2004	2003
Net revenues	**$230,783**	$179,952	$245,216
Cost of sales	**198,221**	153,643	202,699
Other operating costs	**5,889**	5,254	4,348
Selling, general & administrative expenses	**17,436**	15,885	17,380
Acquisition costs (recovered) incurred	**(454)**	1,553	—
Stock based costs	**249**	524	49
Operating income	**9,442**	3,093	20,740
Interest expense, net	**1,346**	883	1,893
Income before income taxes	**8,096**	2,210	18,847
Provision (benefit) for income taxes	**2,983**	2,150	(9,281)
Net income	**$ 5,113**	$ 60	$ 28,128

Results of Consumer Electronics Operations—Fiscal 2005 compared with Fiscal 2004

Net Revenues—Net revenues for fiscal 2005 increased $50.8 million, or 28.3%, to $230.8 million as compared to $180.0 million for fiscal 2004. Consumer electronics net revenues are comprised of Emerson® branded product sales, themed product sales and licensing revenues. Emerson® branded product sales are earned from the sale of products bearing the Emerson® or HH Scott® brand name; themed product sales represent products sold bearing a certain theme or character; and licensing revenues are derived from licensing the Emerson® and HH Scott® brand names to licensees for a fee. The increase in net revenues comprised of:

i) Emerson® branded products sales increased to $202.9 million in fiscal 2005 compared to $158.5 million in fiscal 2004, an increase of $44.3 million, or 28.0%, primarily resulting from increased sales volume.
ii) Themed product sales increased to $17.1 million in fiscal 2005 compared to $10.4 million in fiscal 2004, an increase of $6.7 million (63.7)%, primarily due to increased Nickelodeon sales volume.
iii) Licensing revenues decreased $169,000, or 1.5%, to $10.8 million in fiscal 2005 compared to $11.0 million in fiscal 2004, primarily due to slightly lower sales volumes from our video licensing agreements.

Cost of Sales—In absolute terms, cost of sales increased $44.6 million, or 29.0%, to $198.2 million in fiscal 2005 as compared to $153.6 million in fiscal 2004. Cost of sales, as a percentage of net revenues, increased from 85.4% in fiscal 2004 to 85.9% in fiscal 2005. The increase in cost of sales in relative terms was primarily due to lower margins on Emerson® branded and themed products, primarily attributable to competitive market conditions.

Gross profit margins continue to be subject to competitive pressures arising from pricing strategies associated with the price categories of the consumer electronics market in which Emerson competes, accordingly, a change in revenues does not directly correlate to a change in unit volume. Emerson's products are generally placed in the low-to-medium priced category of the market, which has a tendency to be highly competitive.

Other Operating Costs and Expenses—Other operating costs and expenses include those components as described in Note 1 of Notes to Consolidated Financial Statements. As a result of increased activity in these areas, other operating costs and expenses as a percentage of net revenues were 2.6% in fiscal 2005 as compared to 2.9% in fiscal 2004. In absolute terms, other operating costs and expenses increased $635,000, or 12.1%, to $5.9 million for fiscal 2005 as compared to $5.3 million in fiscal 2004.

Selling, General and Administrative Expenses ("S,G&A")—S,G&A, as a percentage of net revenues, were 7.6% in fiscal 2005 as compared to 8.8% in fiscal 2004. S,G&A, in absolute terms, increased $1.5 million, or 9.8%, to $17.4 million in fiscal 2005 as compared to $15.9 million for fiscal 2004. The increase in S,G&A in absolute terms between fiscal 2005 and 2004 was primarily due to increased freight out costs totaling $1.0 million, and increased advertising expenditures of $800,000, partially offset by a decrease in professional fees of $700,000, offset by smaller variances in other S,G&A expenses.

Acquisition Costs (Recovered) Incurred—Acquisition costs are associated with the consumer electronics segment. Adjustments to acquisition costs incurred in the prior year were recorded in fiscal 2005, resulting in a recovery of such costs of $454,000, or (0.2)% of consumer electronics net revenues. For fiscal 2004, acquisition costs were $1.6 million, or 0.9% of consumer electronics net revenues, due to two unsuccessful acquisition attempts during the year.

Stock Based Costs—Stock based costs relate to the cost of warrants associated with consulting service agreements and stock options expense associated with the early adoption of SFAS 123R, "Share-Based Payments" for fiscal 2005. Stock based costs decreased from $524,000 (0.3% of consumer electronics net revenues) in fiscal 2004 to $249,000 (0.1% of consumer electronics net revenues) in fiscal 2005, including approximately $161,000 related to the early adoption of SFAS 123R.

Interest Expense, Net—Interest expense increased $463,000, or 52.4%, to $1.3 million (0.6% of consumer electronics net revenues) in fiscal 2005 from $0.9 million (0.5% of net revenues) in fiscal 2004. The increase was attributable primarily to increased borrowings and borrowing costs.

Provision (Benefit) for Income Taxes—Emerson's provision for income taxes, which primarily represents the deferred tax charges associated with Emerson's profits in the United States, was $3.0 million for fiscal 2005, or 1.3%, of consumer electronics net revenues, as compared to $2.2 million for fiscal 2004, or 1.2%, of consumer electronics net revenues.

Net Income—As a result of the foregoing factors, the consumer electronics segment generated net income of $5.1 million (2.2% of net revenues) in fiscal 2005 as compared to $60,000 (less than 0.1% of net revenues) in fiscal 2004.

Results of Consumer Electronics Operations—Fiscal 2004 compared with Fiscal 2003

Net Revenues—Net revenues for fiscal 2004 decreased $65.3 million, or 26.6%, to $180.0 million as compared to $245.2 million for fiscal 2003. Consumer electronics net revenues are comprised of Emerson® branded product sales, themed product sales and licensing revenues. Emerson® branded product sales are earned from the sale of products bearing the Emerson® or HH Scott® brand name; themed product sales represent products sold bearing a certain theme or character; and licensing revenues are derived from licensing the Emerson® and HH Scott® brand names to licensees for a fee. The decrease in net revenues comprised of:

i) A decrease in Emerson® branded products sales of $34.2 million, or 17.7%, to $158.5 million in fiscal 2004 compared to $192.6 million in fiscal 2003. These decreases were associated with increased competition, decreased orders from our primary customers and an overall slower economy.

ii) Themed product sales decreased to $10.4 million in fiscal 2004 compared to $42.2 million in fiscal 2003, or a decrease of $31.7 million (75.2%). These decreases were due to the discontinuance of sales of NASCAR®, Mary Kate and Ashley® and Hello Kitty® themed products, and decreases in Girl Power™ themed product, partially offset by the start up sales from Nickelodeon themed products.

iii) Licensing revenues increased to $11.0 million in fiscal 2004 compared to $10.4 million in fiscal 2003, primarily due to increased sales volumes from our video licensing agreements.

Cost of Sales—In absolute terms, cost of sales decreased $49.1 million, or a 24.2% decrease, to $153.6 million in fiscal 2004 as compared to $202.7 million in fiscal 2003. Cost of sales, as a percentage of net revenues, increased from 82.7% in fiscal 2003 to 85.4% in fiscal 2004. The increase in cost of sales in relative terms was primarily due to lower margins on product sales of traditionally higher margin themed products, and lower margins on Emerson® branded products, primarily attributable to competitive market conditions. In absolute terms, cost of sales decreased by $49.1 million due to a lower revenue base.

Other Operating Costs and Expenses—Other operating costs and expenses include those components as described in Note 1 of Notes to Consolidated Financial Statements. As a result of increased activity in these areas, other operating costs and expenses as a percentage of net revenues were 2.9% in fiscal 2004 as compared to 1.8% in fiscal 2003. In absolute terms, other operating costs and expenses increased $906,000, or 20.8%, to $5.3 million for fiscal 2004 as compared to $4.3 million in fiscal 2003.

Selling, General and Administrative Expenses ("S,G&A")—S,G&A, as a percentage of net revenues, were 8.8% in fiscal 2004 as compared to 7.1% in fiscal 2003. S,G&A, in absolute terms, decreased $1.5 million, or 8.6%, to $15.9 million in fiscal 2004 as compared to $17.4 million for fiscal 2003. The decrease in S,G&A, in absolute terms, between fiscal 2004 and 2003 was primarily due to a reduction of bad debt expenses totaling approximately $1.5 million.

Acquisition Costs—Acquisition costs were $1.6 million (0.9% of consumer electronics segment net revenues) for fiscal 2004, due to two unsuccessful acquisition attempts during the year. There were no acquisition costs in fiscal 2003.

Stock Based Costs—Stock based costs are the value of warrants issued in exchange for consulting services. Stock based costs increased from $49,000 (less than 0.1% of consumer electronics net revenues) in fiscal 2003 to $524,000 (0.3% of consumer electronics net revenues) in fiscal 2004.

Interest Expense, Net—Interest expense decreased $1.0 million, or 53.4%, from $1.9 million (0.8% of consumer electronics net revenues) in fiscal 2003 to $0.9 million (0.5% of net revenues) in fiscal 2004. The decrease was attributable primarily to decreased borrowing amounts and lower interest rates.

Provision (Benefit) for Income Taxes—Emerson's provision for income taxes was $2.2 million for fiscal 2004 as compared to a benefit of $9.3 million for fiscal 2003. The provision of $2.2 million in fiscal 2004 represents deferred tax charges associated with Emerson's profits in the United States. The benefit for fiscal 2003 consisted primarily of the reduction in the valuation reserve previously established against the deferred tax assets relating to the accounts receivable and inventory temporary differences, as well as the recognition of management's estimation of net operating loss carryforwards subject to limitations under IRC Section 382, which management believes it was likely to realize the benefit of such net deferred tax assets. See Item 8—"Financial Statements and Supplementary Data—Note 7 of Notes to Consolidated Financial Statements."

Net Income—As a result of the foregoing factors, the consumer electronics segment generated net income of $60,000 (less than 0.1% of net revenues) in fiscal 2004 as compared to $28.1 million (11.5% of net revenues) in fiscal 2003.

SPORTING GOODS SEGMENT:

During fiscal 2004, SSG discontinued operations of certain team dealer operations, and sold all of the capital stock of ATEC. These businesses have been classified as discontinued operations, and, accordingly, their operating results have been reported separate from continuing operations. The following table summarizes certain financial information relating to the sporting goods segment for the fiscal years 2005, 2004, and 2003 (in thousands):

	2005	2004	2003
Net revenues	**$89,921**	$83,822	$85,099
Cost of sales	**64,064**	61,812	61,338
Selling, general & administrative expenses	**23,868**	26,135	25,816
Stock based costs	**128**	—	—
Operating income (loss)	**1,861**	(4,125)	(2,055)
Interest expense, net	**216**	459	599
Income (loss) before income taxes and cumulative effect of change in accounting principle	**1,645**	(4,584)	(2,654)
Benefit for income taxes	**—**	—	(1)
Income (loss) from continuing operations	**1,645**	(4,584)	(2,653)
Income from discontinued operations, net of tax	**50**	2,661	840
Cumulative effect of change in accounting principle	**—**	—	(7,442)
Net income (loss)	**$ 1,695**	$ (1,923)	$ (9,255)

Results of Sporting Goods Operations—Fiscal 2005 compared with Fiscal 2004

Net Revenues—Net revenues for fiscal 2005 increased approximately $6.1 million, or 7.3%, to $89.9 million as compared to $83.8 million in fiscal 2004. The increase in net revenues was primarily a result of increased product and customer sales volumes, representing a 6.6% increase, as well as fiscal 2005 having three additional business days as compared to fiscal 2004, representing approximately 0.7% of the net revenue increase.

Cost of Sales—Cost of sales, as a percentage of net revenues, decreased for fiscal 2005 to 71.2% as compared to 73.7% for 2004, or by $2.3 million. The 2.5% cost of sales improvement was due to a 1.8% improvement in product margins along with a 0.7% decrease in inventory write off expense.

Selling, General and Administrative Expenses ("S,G&A")—S,G&A expenses for fiscal 2005 decreased by $2.3 million, or 8.7%, to $23.9 million as compared to $26.1 million in fiscal 2004. As a percentage of net revenues, S,G&A decreased to 26.5% in fiscal 2005 from 31.2% in fiscal 2004. The decrease in S,G&A in absolute and relative terms was primarily due to decreases in: legal, accounting and professional services of $1.0 million; facilities and insurance costs of $480,000; licenses and royalties of $175,000; depreciation and amortization expenses of $162,000; MIS costs of $137,000; bad debt expense of $122,000; and approximately $160,000 of various other expenses. This decrease was partially offset by an increase in payroll related costs of $266,000. Additionally, freight carrier bankruptcy expenses of $296,000 recorded in fiscal 2004 contributed to the current fiscal year improvement.

Interest Expense, Net—Interest expense, net decreased approximately $243,000 (52.9%) in fiscal 2005 as compared to fiscal 2004. The decrease was attributable primarily to decreased overall levels of borrowing.

Provision for Income Taxes—The sporting goods segment has a portion of the tax benefits associated with a net operating loss carryforward included in net deferred tax assets. This net operating loss carryforward can be used to offset future taxable income and can be carried forward for 15 to 20 years. Realization of the net deferred tax asset is dependent on generating sufficient taxable income, either through operations or tax planning strategies, prior to the expiration of loss carryforwards. The current year taxes on income were applied against the deferred tax asset and related valuation allowance, resulting in no income tax expense in fiscal 2005.

Discontinued Operations—Discontinued operations reflect net operating losses related to our discontinued and sold team dealer operations and the net income from and net gain on sale of our ATEC subsidiary, all of which occurred in fiscal 2004. The $50,000 in fiscal 2005 reflects the income after the finalization of discontinuing these operations.

Net Income (Loss)—As a result of the foregoing factors, income of $1.7 million, or 1.9%, of net revenues, was reported for fiscal 2005 as compared to a net loss of $1.9 million, or 2.3%, for fiscal 2004.

Results of Sporting Goods Operations—Fiscal 2004 compared with Fiscal 2003

Net Revenues—Net revenues for fiscal 2004 decreased approximately $1.3 million (1.5%) as compared to fiscal 2003. The decrease in net revenues was primarily a result of increased competition, a decreased sales force, continued restrictions in state, federal and school budgets and declining participation and funding of youth sports organizations.

Cost of Sales—Cost of sales, as a percentage of net revenues, increased for fiscal 2004 to 73.7% as compared to 72.1% for 2003, or by $474,000. This was due to a $542,000 write-down for obsolete and slow moving inventory, and to a lesser extent, more aggressive pricing, increased freight and increased importing costs.

Selling, General and Administrative Expenses ("S,G&A")—S,G&A expenses for fiscal 2004 increased by $319,000 (1.2%) as compared to fiscal 2003. As a percentage of net revenues, S,G&A increased to 31.2% in fiscal 2004 from 30.3% in fiscal 2003. The increase in S,G&A in absolute and relative terms was primarily due to an increase in professional service fees of approximately $617,000, bankrupt freight carrier expenses of $296,000 and $181,000 in uncollectable trade account receivable allowances partially offset by decreases in payroll related expenses of $460,000, employee travel and entertainment expenses of $215,000 and $145,000 in facility expenses.

Interest Expense, Net—Interest expense, net decreased approximately $140,000 (23.4%) in fiscal 2004 as compared to fiscal 2003. The decrease was attributable primarily to decreased overall levels of borrowing.

Benefit for Income Taxes—The sporting goods segment has a net operating loss carryforward included in net deferred tax assets that can be used to offset future taxable income and can be carried forward for 15 to 20 years. Realization of the deferred tax asset is dependent on generating sufficient taxable income, either through operations or tax planning strategies, prior to the expiration of loss carryforwards. The deferred tax asset associated with the current year losses was offset with a full valuation allowance and accordingly no benefit for income taxes was recorded in fiscal 2004.

Discontinued Operations—Discontinued operations reflect net operating losses related to our discontinued and sold team dealer operations and the net income from and net gain on sale of our ATEC subsidiary, which occurred in fiscal 2004.

Net Loss—As a result of the foregoing factors, a net loss of $1.9 million was reported for fiscal 2004 as compared to a net loss of $9.3 million for fiscal 2003.

Liquidity and Capital Resources

As of March 31, 2005, we had cash and cash equivalents of approximately $3.0 million, compared to approximately $6.4 million at March 31, 2004. Working capital increased to $56.1 million at March 31, 2005 as compared to $46.7 million at March 31, 2004. The decrease in cash and cash equivalents of approximately $3.4 million was primarily due to operating and financing activities, as described below.

Operating cash flow used in continuing operating activities was approximately $9.3 million for fiscal 2005, resulting from income before depreciation and amortization and deferred tax expenses of approximately $12.0 million, primarily offset by growth in accounts receivable and inventory. Growth in accounts receivable accounted for a usage of cash of approximately $10.3 million as a result of the shift from the direct import business (which represents sales under LC arrangements) to domestic business (which represents sales on account), and an increase in consumer demand. Also as a result of the shift to domestic business, increases in inventory accounted for a usage of cash of approximately $6.3 million in order to meet the growing need for inventory at domestic locations. Increases in cash securing bank loans and reductions of accounts payable and other current liabilities also contributed to the use of cash by operations.

Operating cash flow used by discontinued operations for the fiscal year 2005 was approximately $143,000 due to the results and disposals of SSG's ATEC subsidiary and Team Dealer locations in fiscal 2004.

Net cash used by investing activities was $2.6 million for fiscal 2005, due to the purchase of fixed assets, which consisted primarily of acquisition of real property, trademark investments, and machinery and office equipment purchases.

Net cash provided by financing activities was $8.6 million for fiscal 2005. Cash was primarily utilized for the increase in inventories due to the higher level of sales in the current fiscal year, as well as the continuing shift from the direct import to domestic business.

Emerson and SSG maintain credit facilities as described in Note 6—"Borrowings." At March 31, 2005, there were approximately $14.3 million of borrowings outstanding under these facilities, of which no letters of credit were outstanding. At March 31, 2005, Emerson and SSG were in compliance with the covenants on its credit facilities. On June 27, 2005, Emerson entered into a $42.5 million Revolving Credit and Term Loan Agreement with two U.S. financial institutions to replace the existing $25 million revolver. (See Note 6.)

Our foreign subsidiaries maintain various credit facilities, aggregating $76.0 million, with foreign banks consisting of the following:

- four letter of credit facilities totaling $21.0 million which is used for inventory purchases; and
- five back-to-back letter of credit facilities totaling $55.0 million.

At March 31, 2005, our foreign subsidiaries pledged approximately $5.6 million in certificates of deposit to these banks to assure the availability of the $21.0 million credit facilities. At March 31, 2005, there were approximately $15.7 million of letters of credit outstanding under these credit facilities. These letter of credit facilities contain a net worth covenant of the foreign subsidiaries with which the subsidiaries were in compliance at March 31, 2005.

Short-Term Liquidity. Liquidity for the consumer electronics segment is impacted by its seasonality in that we generally record the majority of our annual sales in the quarters ending September and December. This requires the consumer electronics segment to maintain higher inventory levels during the quarters ending June and September, therefore increasing the working capital needs during these periods. Additionally, the consumer electronics segment receives the largest percentage of product returns in the quarter ending March. The higher level of returns during this period adversely impacts Emerson's collection activity, and therefore its liquidity. Management believes that the license agreements as discussed above, continued sales margin improvement and the policies in place for returned products, should continue to favorably impact its cash flow. In fiscal 2005, products representing approximately 38% of net revenues of the consumer electronics segment were imported directly to our customers. This contributes significantly to Emerson's liquidity in that this inventory does not need to be financed directly by the Company.

Liquidity for the sporting goods segment is also impacted by its seasonality in that it generally records the majority of revenues in the March quarter, which is its highest sales period. The quarter ending December is its lowest sales period. This requires the sporting goods segment to maintain higher amounts of inventory during the quarters ending March, June and December, therefore increasing the working capital needs during these periods.

Our principal existing sources of cash are generated from operations and borrowings available under our revolving credit facilities. As of March 31, 2005, we had $26.6 million of borrowing capacity available under our $45.0 million revolving credit facilities (reflecting outstanding loans of approximately $14.3 million). In addition, at March 31, 2005, we had $76.0 million of letter of credit facilities, of which approximately $47.3 million was available. We believe that our existing sources of cash for the consumer electronics segment and sporting goods segment will be sufficient to support our existing operations over the next 12 months; provided, however, we may raise additional financing, which may include the issuance of equity securities, or the incurrence of additional debt, in connection with our operations or if we elect to grow our business through acquisitions.

Long-Term Liquidity. We continue to be subject to competitive pressures arising from pricing strategies. SSG has discontinued certain lower margin products in favor of higher margin replacement products. Management believes that this, together with our various license agreements and the continued introduction of higher margin products in both segments, the sourcing of less costly product from foreign manufacturers by SSG combined with reduced selling, general and administrative expenses will result in a return to profitability by SSG. Both senior secured credit facilities for Emerson and SSG impose financial covenants. Non-compliance with the covenants could materially affect our future liquidity. Management believes that anticipated cash flow from operations and the financing noted above will provide sufficient liquidity to meet our operating and debt service cash requirements on a long-term basis.

The following summarizes our obligations at March 31, 2005 for the periods shown (in thousands):

	Payment due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Notes and mortgages payable	$15,025	$ 74	$3,158	$11,448	$345
Capital lease obligations	55	36	19	—	—
Leases	6,934	2,663	3,440	767	64
Total	$22,014	$2,773	$6,617	$12,215	$409

As of March 31, 2005, there were no material capital expenditure commitments and no substantial commitments for purchase orders outside the normal purchase orders used to secure product.

Off-Balance Sheet Arrangements. We do not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States accounting principles. The preparation of these financial statements require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We consider certain accounting policies related to inventories, trade accounts receivables, impairment of long-lived assets, valuation of deferred tax assets, sales return reserves and cooperative advertising accruals to be critical policies due to the estimation processes involved in each.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis for our consumer electronics segment, and average cost for our sporting goods segment. We record inventory reserves to reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required. Conversely, if market conditions improve, such reserves are reduced.

Trade Accounts Receivable. We extend credit based upon evaluations of a customer's financial condition and provide for any anticipated credit losses in our financial statements based upon management's estimates and ongoing reviews of recorded allowances. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves may be required. Conversely, reserves are reduced to reflect credit and collection improvements.

Intangible Assets. SSG has assets related to other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired involves management judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. On April 1, 2002, we adopted SFAS 142, which requires us to cease amortization of goodwill, to perform a transitional test for potential goodwill impairment upon adoption, and then test goodwill for impairment at least annually by reporting unit. See Note 5—"Goodwill and Other Intangible Assets."

Income Taxes. We record a valuation allowance to reduce the amount of our deferred tax assets to the amount that management estimates is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event that we determined that we would not be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if it was determined that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Sales Return Reserves. Our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for our products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. If actual sales returns increase above the historical return rates, then additional reserves may be required. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish such sales return reserve.

Cooperative Advertising Accruals. Cooperative advertising programs, promotions and other volume-based incentives, which are provided to retailers and distributors for advertising and sales promotions, are accounted for on an accrual basis as a reduction in net revenues in the period in which the related sales are recognized as per EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer." If additional cooperative advertising programs, promotions and other volume-based incentives are required to promote the Company's products, then additional reserves may be required. Conversely, reserves are decreased to reflect the lesser need for cooperative advertising programs.

Recently-Issued Financial Accounting Pronouncements

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (Act), which supersedes FASB Staff Position (FSP) No. 106-1, to provide guidance on accounting for the effects of the Act. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The FSP provides guidance on measuring the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost, and the effects of the Act on the APBO. In addition, the FSP addresses accounting for plan amendments and requires certain disclosures about the Act and its effects on the financial statements. This FSP was effective for the first interim or annual period beginning after June 15, 2004 for public entities. The implementation of this FSP did not have a material impact on the Company's financial statements.

During the fourth quarter of fiscal 2005, the Company elected to early-adopt SFAS No. 123R, "Share-Based Payment" ("SFAS 123R") under the modified retrospective approach applied only to prior interim periods in the current year. As a result, the Company has applied SFAS 123R to new awards and to awards modified, repurchased, or cancelled after April 1, 2004. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of April 1, 2004 are being recognized as the requisite service is rendered on or after April 1, 2004 (generally over the remaining option vesting period). The compensation cost for that portion of awards has been based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement 123. As a result of the early adoption, under the provision of SFAS 123R, the Company has recorded compensation costs of $289,000 during fiscal 2005 and eliminated compensation costs, net of tax, of $1,247,000 ($0.05 per share) previously recorded in the September 2004 quarter when 725,000 stock options were exercised in a cashless manner. Prior to the adoption of SFAS 123R, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense was recognized. The Company adopted the disclosure-only provisions under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For the purposes of SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.

In November 2004, the FASB issued SFAS No.151, "Inventory Costs," which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing." This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation, Foreign Currency, and Interest Rates

Neither inflation nor currency fluctuations had a significant effect on our results of operations during fiscal 2005. Our exposure to currency fluctuations has been minimized by the use of U.S. dollar denominated purchase orders, and by sourcing production in more than one country. The consumer electronics segment purchases virtually all of its products from manufacturers located in various Asian countries.

The interest on borrowings under our credit facilities is based on the prime rate. While a significant increase in interest rates could have an adverse effect on our financial condition and results of operations, management believes that given the present economic climate, interest rates are expected to increase, but not so significantly during the coming year as to have an adverse effect or our financial condition and results of operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Emerson Radio Corp.

We have audited the accompanying consolidated balance sheets of Emerson Radio Corp. and Subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the management of Emerson Radio Corp. and Subsidiaries. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Radio Corp. and Subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule presents fairly, in all material respects, the information set forth therein.

BDO SEIDMAN, LLP

New York, New York
May 20, 2005, except Note 6,
as to which the date is
June 27, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Emerson Radio Corp.

We have audited only the consolidated statement of operations, shareholders' equity, and cash flows for the year ended March 31, 2003 of Emerson Radio Corp. and Subsidiaries. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the management of Emerson Radio Corp. and Subsidiaries. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emerson Radio Corp. and Subsidiaries at March 31, 2003, and the consolidated results of its operations and cash flows for the year ended March 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2002.

ERNST & YOUNG, LLP

New York, New York
May 19, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

For The Years Ended March 31, 2005, 2004, and 2003

(In thousands, except per share data)	2005	2004	2003
Net revenues	**$320,704**	$263,774	$330,315
Costs and expenses:			
Cost of sales	**262,285**	215,455	264,037
Other operating costs and expenses	**5,889**	5,254	4,348
Selling, general and administrative expenses	**41,304**	42,021	43,196
Acquisition costs (recovered) incurred	**(454)**	1,553	—
Stock based compensation	**377**	523	49
	309,401	264,806	311,630
Operating income (loss)	**11,303**	(1,032)	18,685
Interest expense, net	**(1,562)**	(1,342)	(2,492)
Minority interest in net (income) loss of consolidated subsidiary	**(903)**	789	731
Income (loss) before income taxes and cumulative effect of change in accounting principle	**8,838**	(1,585)	16,924
Provision (benefit) for income taxes	**2,983**	2,150	(9,282)
Income (loss) from continuing operations	**5,855**	(3,735)	26,206
Income from discontinued operations, net of tax	**50**	2,661	840
Cumulative effect of change in accounting principle	**—**	—	(5,546)
Net income (loss)	**$ 5,905**	$ (1,074)	$ 21,500
Basic net income (loss) per share			
Continuing operations	**$.22**	$(.14)	$ .95
Discontinued operations	**—**	.10	.03
Cumulative effect of change in accounting principle	**—**	—	(.20)
	$.22	$(.04)	$ .78
Diluted net income (loss) per share			
Continuing operations	**$.22**	$(.14)	$ .91
Discontinued operations	**—**	.10	.03
Cumulative effect of change in accounting principle	**—**	—	(.19)
	$.22	$(.04)	$ .75
Weighted average shares outstanding			
Basic	**26,991**	27,227	27,716
Diluted	**27,264**	27,227	28,640

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2005 and 2004

(In thousands, except per share data)	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,954	$ 6,369
Cash securing bank loans	5,620	2,950
Accounts receivable (less allowances of $4,146 and $3,653, respectively)	29,634	19,948
Other receivables	1,620	2,821
Inventories	53,517	46,997
Prepaid expenses and other current assets	3,747	2,394
Deferred tax assets	4,923	5,887
Total current assets	102,015	87,366
Property, plant, and equipment, net	8,275	7,822
Deferred catalog expenses	1,597	1,695
Trademarks and other intangible assets	5,078	5,168
Deferred tax assets	13,375	15,263
Other assets	828	1,355
Total Assets	$131,168	$118,669
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term borrowings	$ 13,044	$ 4,762
Current maturities of long-term borrowings	110	58
Accounts payable and other current liabilities	30,365	32,787
Accrued sales returns	2,137	2,521
Income taxes payable	243	509
Total current liabilities	45,899	40,637
Long-term borrowings	14,970	15,027
Minority interest	16,696	15,793
Commitments and contingencies		
Shareholders' Equity:		
Preferred shares—10,000,000 shares authorized; 3,677 shares issued and outstanding	3,310	3,310
Common shares—$.01 par value, 75,000,000 shares authorized; 52,883,131 and 52,310,350 shares issued; 27,203,164 and 26,630,383 shares outstanding, respectively	529	523
Capital in excess of par value	116,788	116,304
Accumulated other comprehensive losses	(87)	(83)
Accumulated deficit	(43,105)	(49,010)
Treasury stock, at cost, 25,679,967 shares	(23,832)	(23,832)
Total shareholders' equity	53,603	47,212
Total Liabilities and Shareholders' Equity	$131,168	$118,669

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For The Years Ended March 31, 2005, 2004, and 2003

		Common Shares Issued				Accumulated		
	Preferred Stock	Number Of Shares	Par Value	Treasury Stock	Capital In Excess Of Par Value	Other Comprehensive Losses	Accumulated Deficit	Total Shareholders' Equity
(In thousands, except share data)								
Balance—March 31, 2002	$3,310	51,475,511	$515	$(13,978)	$114,451	$(122)	$(69,436)	$34,740
Purchase of treasury stock				(5,697)				(5,697)
Exercise of stock options and warrants		505,920	5		622			627
Stock based costs					49			49
Comprehensive income:								
Net income							21,500	21,500
Interest rate swap						20		20
Unrealized loss on securities						(2)		(2)
Comprehensive income								21,518
Balance—March 31, 2003	3,310	51,981,431	520	(19,675)	115,122	(104)	(47,936)	51,237
Purchase of treasury stock				(4,157)				(4,157)
Exercise of stock options and warrants		328,919	3		281			284
Stock based costs					511			511
Tax benefit from exercise of employee stock options					390			390
Comprehensive income (loss):								
Net loss							(1,074)	(1,074)
Interest rate swap						(16)		(16)
Recognition of realized loss in net loss						42		42
Unrealized loss on securities						(5)		(5)
Comprehensive income (loss)								(1,053)
Balance—March 31, 2004	3,310	52,310,350	523	(23,832)	116,304	(83)	(49,010)	47,212
Exercise of stock options and warrants		572,781	6		107			113
Stock based costs					377			377
Comprehensive income:								
Net income							5,905	5,905
Interest rate swap						(4)		(4)
Comprehensive income								5,901
Balance—March 31, 2005	**$3,310**	**52,883,131**	**$529**	**$(23,832)**	**$116,788**	**$ (87)**	**$(43,105)**	**$53,603**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended March 31, 2005, 2004, and 2003

(In thousands)	2005	2004	2003
Cash Flows from Operating Activities:			
Income (loss) from continuing operations	$ 5,855	$ (3,735)	$ 20,660
Adjustments to reconcile income (loss) to net cash provided by operating activities:			
Minority interest	903	(789)	(731)
Depreciation and amortization	3,284	3,375	2,968
Deferred tax expense (benefit)	2,852	1,483	(10,957)
Cumulative effect of accounting change	—	—	5,546
Asset allowances, reserves, and other	413	128	(40)
Changes in assets and liabilities:			
Cash securing bank loans	(2,670)	(1,250)	50
Accounts receivable	(10,324)	(66)	5,132
Other receivables	968	(47)	(363)
Inventories	(6,293)	(7,191)	(3,590)
Prepaid expenses and other current assets	(1,390)	2,944	(3,104)
Other assets	(521)	(72)	(1,198)
Accounts payable and other current liabilities	(2,118)	3,386	312
Income taxes payable	(266)	(243)	649
Net cash provided by (used in) continuing operations	(9,307)	(2,077)	15,334
Net cash provided by (used in) discontinued operations	(143)	2,394	91
Net cash provided by (used in) operating activities	(9,450)	317	15,425
Cash Flows from Investing Activities:			
Additions to property and equipment	(2,598)	(257)	(512)
Net cash used by continuing operations	(2,598)	(257)	(512)
Proceeds from sale of ATEC	—	10,517	—
Other investing activities of discontinued operations	—	—	(110)
Net cash provided by (used in) discontinued operations	—	10,517	(110)
Net cash provided by (used in) investing activities	(2,598)	10,260	(622)
Cash Flows from Financing Activities:			
Short-term borrowings (repayments)	8,282	2,844	(9,385)
Net borrowings (repayments) under line of credit facility	52	(11,556)	11,533
Purchases of common stock	—	(4,157)	(5,697)
Exercise of stock options and warrants	201	284	627
Long-term borrowings	148,962	146,655	123,457
Repayments of long-term borrowings	(148,864)	(149,691)	(143,153)
Net cash provided by (used in) financing activities	8,633	(15,621)	(22,618)
Net decrease in cash and cash equivalents	(3,415)	(5,044)	(7,815)
Cash and cash equivalents at beginning of year	6,369	11,413	19,228
Cash and cash equivalents at end of year	$ 2,954	$ 6,369	$ 11,413
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 1,366	$ 1,158	$ 2,184
Cash paid for income taxes	$ 587	$ 1,625	$ 1,226

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

Background and Basis of Presentation

The consolidated financial statements include the accounts of Emerson Radio Corp. ("Emerson," consolidated—the "Company") and its majority-owned subsidiaries, including Sport Supply Group, Inc. ("SSG"), which has been 53.2% owned since February 2002. All significant intercompany transactions and balances have been eliminated.

The Company operates in two business segments: consumer electronics and sporting goods. The consumer electronics segment designs, sources, imports and markets a variety of consumer electronic products and licenses the "Emerson®" trademark for a variety of products domestically and internationally to certain licensees. The sporting goods segment, which is operated through SSG, manufactures and markets sports related equipment and leisure products to institutional customers in the United States.

From July 2003 through November 2003, certain of SSG's team dealer locations were discontinued. In November 2003, SSG sold all of the issued and outstanding capital stock of its wholly-owned subsidiary, Athletic Training Equipment Company, Inc. ("ATEC"). Collectively, SSG refers to these as "Discontinued Operations" and accordingly, the accompanying financial statements reflect these as discontinued operations for all periods presented. (See Note 17.)

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Short-term investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

Fair Values of Financial Instruments

The carrying amounts for cash and cash equivalents, cash securing bank loans, trade accounts receivable, accounts payable and accrued liabilities approximate fair value due to short-term maturity of these financial instruments. The carrying amounts of bank debt approximate their fair values due to their variable rate interest features.

Investments

The Company determines the appropriate classifications of securities at the time of purchase and evaluates the continuing appropriateness of that classification thereafter. The investments held by the Company of approximately $175,000 and $3,000 at March 31, 2005 and 2004, respectively, were classified as "available-for-sale securities," and are included in prepaid expenses and other current assets. Realized gains and losses are reported separately as a component of income, and unrealized gains and losses are reported separately as a component of comprehensive income. Declines in the market value of securities deemed to be other than temporary are included in earnings.

Concentrations of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. Accounts receivable for the consumer electronics segment represent sales to retailers and distributors of consumer electronics throughout the United States and Canada. Accounts receivable for the sporting goods segment represent sales to all levels of public and private schools, colleges, universities, military academies, municipal and governmental agencies, military facilities, churches, clubs, camps, hospitals, youth sports leagues, non-profit organizations, team dealers and certain large retail sporting goods chains. The Company periodically performs credit evaluations of its customers but generally does not require collateral. The Company provides for any anticipated credit losses in the financial statements based upon management's estimates and ongoing reviews of recorded allowances. The allowance for doubtful accounts was approximately $545,000, $818,000, and $1,243,000 as of March 31, 2005, 2004, and 2003, respectively. (See Note 14.)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is being computed using the straight-line method over the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized and depreciated over the remaining estimated useful lives of the related assets. At time of disposal, the cost and related accumulated depreciation are removed from the Company's records and the difference between net carrying value of the asset and the sale proceeds is recorded as a gain or loss.

Depreciation of property, plant and equipment is provided by the straight-line method as follows:

• Buildings	Thirty years to forty years
• Machinery and Equipment	Five years to ten years
• Computer Equipment and Software	Three years to ten years
• Furniture & Fixtures and Office Equipment	Five years to seven years

Long-Lived Assets

The Company's long-lived assets include property and equipment, trademark and other amortizable intangibles. At March 31, 2005, the Company had approximately $8,275,000 of property and equipment, net of accumulated depreciation, and approximately $5,078,000 of trademark and other amortizable intangible assets, net of amortization, accounting for approximately 10% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposals of Long-Lived Assets." Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to estimated undiscounted pretax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Revenue Recognition

Revenues are recognized at the time title passes to the customer. Under the Direct Import Program for the consumer electronics segment, title passes in the country of origin. Under the Domestic Program for the consumer electronics segment and the sporting goods segment, title passes primarily at the time of shipment. Estimates for possible returns are based upon historical return rates and netted against revenues. Customers in the sporting goods segment, subject to certain limitations, have the right to return product within a set period if they are not completely satisfied. In the consumer electronics segment, returns are not permitted unless defective.

Cost of Sales

Cost of sales includes actual product cost, change in inventory reserves, duty, buying costs, the cost of transportation to the Company's warehouses from its manufacturers, warehousing costs, and an allocation of depreciation and amortization.

Other Operating Costs and Expenses

Other operating costs and expenses pertains only to the consumer electronics segment, and include costs associated with returned product received from retailers, the costs associated with the markdown of returned inventory, and an allocation of depreciation and amortization. Because we do not include other operating costs and expenses in cost of sales, our gross margin may not be comparable to those of other distributors that may include all costs related to the cost of product to their cost of sales and in the calculation of gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs of the Company that are not directly related to the cost of procuring product or costs not included in other operating costs and expenses.

Acquisition Costs (Recovered) Incurred

Acquisition costs include all costs incurred by the Company in unsuccessful acquisition attempts. These costs are charged to operations when the potential acquisition is terminated.

Foreign Currency

The assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Related translation adjustments are reported as a separate component of shareholders' equity. Losses resulting from foreign currency transactions are included in the results of operations.

The Company does not enter into foreign currency exchange contracts to hedge its exposures related to foreign currency fluctuations.

Advertising and Deferred Catalog Expenses

Advertising expenses are charged to operations as incurred, except for production costs related to direct-response advertising activities, which are capitalized. Direct-response advertising pertains to the sporting goods segment of the Company, which consists primarily of catalogs. Production and distribution costs, primarily printing and postage, associated with catalogs are amortized over twelve months which approximates average usage of the catalogs produced. Advertising and catalog amortization expenses, which are included in selling, general and administrative expenses, were approximately $3,810,000, $2,979,000, and $3,231,000 for fiscal 2005, 2004, and 2003, respectively.

Cooperative Advertising Expenses

Cooperative advertising programs and other volume-based incentives are accounted for on an accrual basis as a reduction in net revenue according to the requirements of Emerging Issue Task Force 01-09, "Accounting for Consideration Given By a Vendor to a Customer or a Reseller of the Vendor's Products," in the period in which the related sales are recognized. Cooperative advertising expenses were approximately $4,446,000, $2,671,000, and $4,632,000, for fiscal 2005, 2004, and 2003, respectively.

Internet Expenses

The Company expenses the operating and development costs of its Internet websites when incurred.

Income Taxes

Deferred income taxes are provided for the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets have been recorded, net of an appropriate valuation allowance, to the extent management believes it is more likely than not that such assets will be realized. (See Note 7.)

Comprehensive Income

Comprehensive income or loss, as disclosed in the Consolidated Statements of Changes in Shareholders' Equity, is net income or loss adjusted for changes in the fair value of hedge instruments, unrealized gains or losses on securities, and foreign currency translation adjustments.

Net Earnings Per Common Share

Net earnings per share are based upon the weighted average number of common and common equivalent shares outstanding. Outstanding stock options and warrants are treated as common stock equivalents when dilution results from their assumed exercise.

Stock-Based Compensation

During the fourth quarter of fiscal 2005, the Company elected to early-adopt Statement of Financial Accounting Standard No. 123R, "Share-Based Payment," ("SFAS 123R") under the modified retrospective approach applied only to prior interim periods in the current year. As a result, the Company has applied SFAS 123R to new awards and to awards modified, repurchased, or cancelled after April 1, 2004. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of April 1, 2004 are being recognized as the requisite service is rendered on or after April 1, 2004 (generally over the remaining option vesting period). The compensation cost for that portion of awards has been based on the grant-date fair value of those awards as calculated for pro forma disclosures under previously issued accounting standards. As a result of applying the provisions of SFAS 123R, the Company has recorded compensation costs of $289,000 during fiscal 2005 and eliminated compensation costs, net of tax, of $1,247,000 ($0.05 per share) previously recorded in the September 2004 quarter when 725,000 stock options were exercised in a cashless manner. Prior to the adoption of SFAS 123R, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense was recognized. The Company adopted the disclosure-only provisions under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For the purposes of SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information for fiscal 2004 and 2003 is as follows:

	2004	2003
Income (loss) from continuing operations (in thousands):		
As reported	$(3,735)	$26,206
Less: Stock-based compensation expense	(35)	(110)
Pro forma income (loss)	$(3,770)	$26,096
Income (loss) from continuing operations per common share:		
Basic—as reported	$(.14)	$.95
Basic—pro forma	$(.14)	$.94
Diluted—as reported	$(.14)	$.91
Diluted—pro forma	$(.14)	$.91

	2004	2003
Net income (loss) (in thousands):		
As reported	$(1,074)	$21,500
Less: Stock-based compensation expense	(35)	(110)
Pro forma income (loss)	$(1,109)	$21,390
Net income (loss) per common share:		
Basic—as reported	$(.04)	$.78
Basic—pro forma	$(.04)	$.77
Diluted—as reported	$(.04)	$.75
Diluted—pro forma	$(.04)	$.75

The fair value of Emerson's options for purposes of recording expenses under SFAS 123R and pro forma disclosures under SFAS 123 were calculated using the Black-Scholes option valuation model and the following assumptions for fiscal 2003 and 2005, respectively: (i) a risk free interest rate of 5.91% and 3.50%; (ii) a weighted average expected life of 10 years and 5 years; (iii) an expected volatility of 98% and 71%; and (iv) no dividend yield for both years. The weighted average fair value of employee stock options granted for the Emerson Plan in fiscal 2003 and 2005 was $0.68 and $1.78, respectively. No options were granted by Emerson in fiscal 2004.

The fair value of SSG's options for purposes of recording expenses under SFAS 123R and pro forma disclosures under SFAS 123 were calculated using the Black-Scholes option valuation model and the following assumptions: (i) risk free interest rates of 4.00%, 4.00% and 4.10% for years 2005, 2004 and 2003, respectively; (ii) a weighted average expected life of five years; (iii) dividend yield of 0% for all years; and (iv) expected volatility of 54%, 36% and 36% for 2005, 2004, and 2003, respectively. The weighted average fair value of employee stock options granted for the SSG Plan in fiscal 2005, 2004 and 2003 was $1.08, $0.57 and $0.49, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Emerson's and SSG's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Derivative Financial Instruments

The Company accounts for its interest rate protection agreement under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge. The Company uses a derivative financial instrument to manage its interest rate risk associated with fluctuations in interest rates on its debt. (See Note 15.)

Recent Pronouncements

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (Act), which supersedes FASB Staff Position (FSP) No. 106-1, to provide guidance on accounting for the effects of the Act. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The FSP provides guidance on measuring the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost, and the effects of the Act on the APBO. In addition, the FSP addresses accounting for plan amendments and requires certain disclosures about the Act and its effects on the financial statements. This FSP was effective for the first interim or annual period beginning after June 15, 2004 for public entities. The implementation of this FSP did not have a material impact on the Company's financial statements.

In November 2004, the FASB issued SFAS No.151, "Inventory Costs," which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing." This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

Reclassifications

Certain reclassifications were made to conform prior year's financial statements to the current presentation.

NOTE 2—INVENTORIES:

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for the consumer electronics segment and average cost for the sporting goods segment. As of March 31, 2005 and 2004, inventories consisted of the following:

March 31,	2005	2004
(In thousands)		
Raw materials	$ 1,370	$ 1,138
Work-in-process	33	67
Finished goods	55,075	48,878
	56,478	50,083
Less inventory allowances	(2,961)	(3,086)
	$53,517	$46,997

NOTE 3—RELATED PARTY TRANSACTIONS:

Effective March 1997, Emerson entered into a Management Services Agreement with SSG, under which each company provides various managerial and administrative services to the other company for fees at terms which management believes reflect arms length transaction. For the fiscal years 2005, 2004, and 2003, SSG billed Emerson fees of approximately $354,000, $626,000, and $627,000, respectively, while Emerson billed SSG fees of $148,000, $307,000, and $320,000, respectively. These charges have been eliminated in consolidation.

NOTE 4—PROPERTY, PLANT, AND EQUIPMENT:

As of March 31, 2005 and 2004, property, plant, and equipment is comprised of the following:

	2005	2004
(In thousands)		
Land	$ 9	$ 9
Buildings	2,368	1,192
Computer Equipment & Software	10,337	10,248
Furniture and fixtures	1,631	1,218
Machinery and equipment	2,548	2,228
Leasehold improvements	393	369
	17,286	15,264
Less accumulated depreciation and amortization	(9,011)	(7,442)
	$ 8,275	$ 7,822

Depreciation and amortization of property, plant, and equipment from continuing operations amounted to $1,841,000, $2,007,000, and $2,021,000 for the years ended March 31, 2005, 2004 and 2003, respectively.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS:

In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill not be amortized but instead be tested for impairment at least annually by reporting unit. The Company adopted SFAS 142 effective April 1, 2002 and ceased amortizing goodwill on that date.

Goodwill was required to be tested for impairment in a transitional test upon adoption of SFAS 142 and then at least annually by reporting unit. Goodwill impairment testing must also be performed more frequently if events or other changes in circumstances indicate that goodwill might be impaired. Under the provisions of SFAS 142, a two step process is used to evaluate goodwill impairment. Under step one of the evaluation process, the carrying value of a reporting unit is compared to its fair value to determine if potential goodwill impairment exists. If potential goodwill impairment is identified during step one, then the amount of goodwill impairment, if any, is measured using a hypothetical purchase price allocation approach under step two of the evaluation process.

The results of our transitional step one analysis indicated that we had a potential impairment of goodwill. In our step two analysis, the fair value of the goodwill was determined through a fair evaluation. Through this evaluation, we determined the fair value of the assets and liabilities to be the price that they could be sold for in a current arms-length transaction between willing parties. As a result of our transitional impairment testing as of April 1, 2002, we recorded a non-cash charge of $5,546,000 as a "cumulative effect of accounting change" which brought the carrying value of goodwill to $0.

Other intangible assets as of March 31, 2005 and related amortization expense for the year then ended, consist of the amounts shown below (in thousands). Trademarks relate to costs incurred in connection with the licensing agreements for the use of certain trademarks and service marks in conjunction with the sale of our products. The cost of intangible assets and related accumulated amortization are removed from our accounts during the year in which they become fully amortized.

Fiscal Year Ended March 31, 2005	**Gross Carrying Amount**	**Amortization Expense**	**Accumulated Amortization**	**Amortization Period**	**Weighted Average Amortization Period**
Amortizable Intangible Assets					
Trademarks	**$7,224**	**$285**	**$3,574**	**10-40 years**	**17 years**
Trade names	**1,130**	**56**	**227**	**20 years**	**20 years**
Patents	**685**	**98**	**392**	**7 years**	**7 years**
Other	**350**	**22**	**118**	**10 years**	**10 years**
Total	**$9,389**	**$461**	**$4,311**		

Fiscal Year Ended March 31, 2004	**Gross Carrying Amount**	**Amortization Expense**	**Accumulated Amortization**	**Amortization Period**	**Weighted Average Amortization Period**
Amortizable Intangible Assets					
Trademarks	$6,848	$267	$3,285	10-40 years	17 years
Trade names	1,130	57	171	20 years	20 years
Patents	685	98	294	7 years	7 years
Other	350	23	95	10 years	10 years
Total	$9,013	$445	$3,845		

Amortization expense for the year ended March 31, 2003 was $516,000.

As of March 31, 2005, estimated amortization expense of other intangible assets for each of the next five years, and thereafter, is as follows (in thousands):

2006	$ 477
2007	434
2008	329
2009	231
2010	231
Thereafter	3,376
	$5,078

NOTE 6—BORROWINGS:

Short-term Borrowings

As of March 31, 2005 and 2004, short-term borrowings consisted of amounts outstanding under the Company's foreign bank facilities held by its foreign subsidiaries. Availability under this facility totals $21.0 million and is maintained by the pledge of bank deposits of approximately $5.6 million and $3.0 million as of March 31, 2005 and March 31, 2004, respectively.

(In thousands)	**2005**	2004
Foreign bank loan	**$13,044**	$4,762

Long-term Borrowings

As of March 31, 2005 and 2004, long-term borrowings consisted of the following:

	2005	2004
(In thousands)		
Emerson revolver	$11,300	$ 8,000
Sport Supply revolver	3,010	6,972
Mortgage payable	715	—
Equipment notes and other	55	113
	15,080	15,085
Less current maturities	110	58
Long-term debt and notes payable	$14,970	$15,027

Emerson Credit Facility—At March 31, 2005, Emerson had borrowings of $11,300,000 under a $25 million line of credit which was due to expire on June 30, 2005, and the Company was in compliance with the covenants of that line of credit. On June 27, 2005, Emerson entered into a $42.5 million Revolving Credit and Term Loan Agreement (the "Emerson Loan Agreement") with two U.S. financial institutions. The Emerson Loan Agreement provides for a three year $35 million revolving line of credit (the "Emerson Revolver") and a $7.5 million term loan which is to be amortized over a three year period or repaid in full from the proceeds of a sale of significant assets. The $35 million revolving line of credit replaces Emerson's prior revolver of $25 million and is due to expire on June 30, 2008. The new revolver provides for revolving loans, subject to individual maximums which, in the aggregate, are not to exceed the lesser of $35 million or a "Borrowing Base" as defined in the Emerson Loan Agreement. The Borrowing Base amount is established by specified percentages of eligible accounts receivables and inventories. The revolver and the term loan bear interest ranging from Prime plus 0.00% to 1.50% or, at Emerson's election, LIBOR plus 1.50% to 3.00% depending on certain financial covenants. Pursuant to the Emerson Loan Agreement, Emerson is restricted from, among other things, paying certain cash dividends, and entering into certain transactions without the lender's prior consent and is subject to certain net worth and leverage financial covenants. Amounts outstanding under the Emerson Revolver, similar to the prior agreement, are secured by substantially all of Emerson's tangible assets and amounts outstanding under the Term Loan are secured by Emerson's trademarks.

Sport Supply Credit Facility—During the quarter ended December 31, 2003, SSG amended its Loan and Security Agreement (the "SSG Loan Agreement") to finance its working capital requirements through October 31, 2007. Under this amendment, SSG's line of credit was reduced from $25 million to $20 million; its borrowing rates were reduced from LIBOR plus 2.5% to LIBOR plus 2.25%; and its inventory and accounts receivable borrowing bases were increased. The SSG Loan Agreement provides for revolving loans and letters of credit which, in the aggregate, cannot exceed the lesser of $20 million or a "Borrowing Base" amount based upon specified percentages of eligible accounts receivable and inventories. Amounts outstanding under the SSG Loan Agreement are secured by substantially all of the assets of SSG and its subsidiaries. Pursuant to the SSG Loan Agreement, SSG is restricted from, among other things, paying cash dividends and entering into certain transactions without the lender's prior consent and it is required to maintain certain net worth levels.

Maturities of long-term borrowings as of March 31, 2005, by fiscal year and in the aggregate are as follows (in thousands):

2006	$ 110
2007	93
2008	3,084
2009	11,374
2010	74
Thereafter	345
Total	15,080
Less current portion	(110)
Total long-term portion	$14,970

NOTE 7—INCOME TAXES:

(In thousands)	**2005**	2004	2003
Current:			
Federal	**$ —**	$ —	$ —
Foreign, state and other	**131**	667	2,018
Deferred:			
Federal	**2,637**	1,843	(11,300)
Foreign, state and other	**215**	(360)	—
	$2,983	$2,150	$ (9,282)

Emerson files a consolidated federal return and certain state and local income tax returns.

The difference between the effective rate reflected in the provision for income taxes and the amounts determined by applying the statutory U.S. rate of 34% to income before income taxes from continuing operations for the years ended March 31, 2005, 2004, and 2003 are analyzed below:

(In thousands)	**2005**	2004	2003
Statutory provision (recovery)	**$3,004**	$ (539)	$ 5,389
Increase (decrease) in valuation allowance	**(795)**	1,981	(13,069)
Foreign income taxes	**(223)**	434	(1,192)
State taxes	**382**	662	559
Minority interest	**307**	(268)	(706)
Other, net	**308**	(120)	(263)
Total income tax (benefit)	**$2,983**	$2,150	$ (9,282)

As of March 31, 2005 and 2004, the significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)	**2005**	2004
Deferred tax assets:		
Accounts receivable reserves	**$ 2,417**	$ 2,455
Inventory reserves	**2,070**	2,179
Intangible assets	**864**	1,060
Net operating loss carryforwards	**18,363**	21,977
Other	**949**	1,017
Total deferred tax assets	**24,663**	28,688
Valuation allowance	**(5,386)**	(6,181)
Net deferred tax assets	**19,277**	22,507
Deferred tax liabilities:		
Property, plant and equipment	**(979)**	(1,357)
Net deferred taxes	**$18,298**	$21,150

Total deferred tax assets for the consumer electronics segment at March 31, 2005 and 2004 include the tax benefit on $90 million of net operating loss carryforwards as of March 31, 2005, are subject to limitations under IRC section 382 and expire in the years 2006 through 2019. The tax benefits related to these operating loss carryforwards and future deductible temporary differences are recorded to the extent management believes it is more likely than not that such benefits will be realized.

Total deferred tax assets for the sporting goods segment at March 31, 2005 and 2004 include the tax benefit of net operating loss carryforwards which total approximately $19.8 million as of March 31, 2005, which expire in the years 2011 through 2023. The tax benefits related to these net operating loss carryforwards are recorded net of a valuation allowance of $5.4 million to reflect the extent to which management believes it is more likely than not that such tax benefits will be realized.

Income (loss) of foreign subsidiaries before taxes was $526,000, $(2,872,000), and $6,198,000 for the years ended March 31, 2005, 2004, and 2003, respectively.

No provision was made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Such earnings have been and will be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company or an U.S. affiliate, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings.

NOTE 8—COMMITMENTS AND CONTINGENCIES:

Leases:

The Company leases warehouse and office space with annual commitments as follows (in thousands):

Fiscal Years	Amount
2006	$2,663
2007	1,884
2008	1,556
2009	511
2010	256

Rent expense from continuing operations, which includes month-to-month leases, aggregated $3,005,000, $3,228,000, and $3,051,000 for fiscal 2005, 2004, and 2003, respectively.

Letters of Credit:

There were no letters of credit outstanding under the Emerson Loan Agreement (see Note 6) as of either March 31, 2005 or 2004. The Company's foreign subsidiaries also currently maintain various credit facilities aggregating $76.0 million with foreign banks subject to annual review consisting of the following: (i) four letter of credit facilities totaling $21.0 million and (ii) four back-to-back credit facilities totaling $55.0 million. These facilities are used for inventory purchases and require the Company to pledge approximately $5.6 million of cash for such availability and for the benefit of its foreign subsidiaries, who establish back-to-back letters of credit with the Company's customers. At March 31, 2005, there were $15.7 million of letters of credit outstanding under these credit facilities. These credit facilities require net worth covenants of the foreign subsidiaries, for which they were in compliance at March 31, 2005.

Capital Expenditure and Other Commitments:

As of March 31, 2005, there were no material capital expenditure commitments and there were no substantial commitments for purchase orders outside the normal purchase orders used to secure product for either segment.

Employee Benefit Plan:

The Company currently sponsors defined contribution 401(k) retirement plans which are subject to the provisions of the Employee Retirement Income Security Act (ERISA). Under the consumer electronics segment plan, Emerson matches a percentage of the participants' contributions up to a specified amount. Under the sporting goods segment plan, SSG has not matched a percentage of the participant's contributions for the last three fiscal years. The consolidated contributions to the plans for fiscal 2005, 2004 and 2003 were $94,000, $103,000, and $72,000, respectively.

Shareholder Transaction:

In January 2005, Geoffrey P. Jurick, the Chairman, Chief Executive Officer and President of Emerson Radio Corp., obtained a $16 million loan from a foreign financial institution. The loan (which, prior to extension, came due on April 20, 2005) currently matures on July 20, 2005, is guaranteed by a third party unaffiliated with Emerson and is secured by a pledge by Mr. Jurick of approximately 10 million shares of his Emerson common stock (approximately 38% of Emerson's common stock). If the loan term is not further extended and the loan is not repaid at maturity, the stock could be utilized to satisfy Mr. Jurick's obligations.

NOTE 9—STOCK BASED COMPENSATION:

Consumer Electronics Segment:

In July 1994, Emerson adopted a Stock Compensation Program ("Program"). The maximum aggregate number of shares of common stock available pursuant to the Program is 2,000,000 shares and the Program is comprised of four parts—the Incentive Stock Option Plan, the Supplemental Stock Option Plan, the Stock Appreciation Rights Plan and the Stock Bonus Plan. In 2004 Emerson adopted the 2004 Employee Stock Options Plan. The provisions for exercise price, term and vesting schedule are, for the most part, the same as the previous Incentive Stock Option Plan. A summary of transactions during the last three years is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding—March 31, 2002	1,501,000	$1.05
Exercised	(366,397)	1.00
Cancelled	(75,000)	1.00
Outstanding—March 31, 2003	1,059,603	1.07
Exercised	(277,269)	1.00
Outstanding—March 31, 2004	782,334	1.09
Granted	**425,000**	**3.10**
Exercised	**(700,000)**	**1.10**
Outstanding—March 31, 2005	**507,334**	**$2.60**
Exercisable at March 31, 2005	**82,334**	**$1.01**

The following table provides additional information as to the options outstanding under the Stock Compensation Program and the 2004 Employee Stock Option Plan as of March 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Amount Exercisable	Weighted Average Exercise Price
$1.00	81,334	4.9	$1.00	81,334	$1.00
$1.50	1,000	6.0	1.50	1,000	1.50
$2.96—$2.97	225,000	9.6	2.96	—	—
$3.26	200,000	9.6	3.26	—	—
	507,334	7.9	$2.60	82,334	$1.01

Subject to the terms set forth in each option agreement, generally, the term of each option is ten years, except for incentive stock options issued to any person who owns more than 10% of the voting power of all classes of capital stock, for which the term is five years. Unless otherwise provided, options may not be exercised during the first year after the date of the grant. Thereafter, each option becomes exercisable on a pro rata basis on each of the first through third anniversaries of the date of the grant. The exercise price of options granted must be equal to or greater than the fair value of the shares on the date of the grant, except that the option price with respect to an option granted to any person who owns more than 10% of the voting power of all classes of capital stock shall not be less than 110% of the fair value of the shares on the date of the grant. As of March 31, 2005, there were a total of 507,334 options outstanding with exercise prices ranging from $1.00 per share to $3.26 per share. As of March 31, 2005, 82,334 of the total options outstanding were fully vested with 425,000 options vesting through October 2007. At March 31, 2005, 2004 and 2003, the weighted average exercise price of exercisable options under the Program was $2.60, $1.09 and $1.07, respectively.

In October 1994, Emerson's Board of Directors adopted, and the stockholders subsequently approved, the 1994 Non-Employee Director Stock Option Plan. The maximum number of shares of Common Stock available under such plan was 300,000 shares. In 2004, Emerson's Board of Directors, and the stockholders subsequently approved the 2004 Non-Employee Director Stock Option Plan, the provisions for exercise price, term and vesting schedule being, for the most part, the same as the 1994 Non-Employee Director Stock Option Plan. A summary of transactions under the plan for the three years ended March 31, 2005 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding—March 31, 2002	175,000	$1.00
Exercised	(41,667)	1.00
Outstanding—March 31, 2003	133,333	1.00
Exercised	(8,333)	1.00
Outstanding—March 31, 2004	125,000	1.00
Granted	**125,000**	**3.00**
Exercised	**(125,000)**	**1.00**
Outstanding—March 31, 2005	**125,000**	**3.00**
Exercisable at March 31, 2005	**—**	**$ —**

The following table provides additional information as to the options outstanding under the Non-Employee Director Stock Option Plan as of March 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Amount Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Amount Exercisable**	**Weighted Average Exercise Price**
$3.00	**125,000**	**9.4**	**$3.00**	**—**	**$—**

All options granted under the Non-Employee Director Stock Option Plan during the fiscal years ending March 31, 2003, 2004 and 2005 were at exercise prices equal to or greater than the fair value of Emerson's stock on the date of the grant, which was accounted for by using APB25 for fiscal 2003 and 2004.

Sporting Goods Segment:

SSG has a stock option plan that provides up to 2,000,000 shares of common stock for awards of incentive and non-qualified stock options to directors and employees (the "SSG Plan"). Under the SSG Plan, the exercise price of options will not be less than: the fair value of the common stock at the date of grant; or not less than 110% of the fair value for incentive stock options granted to certain employees, as more fully described in the Amended and Restated Stock Option Plan. Options expire ten years from the grant date, or five years from the grant date for incentive stock options granted to certain employees, or such earlier date as determined by the Board of Directors of SSG (or a Stock Option Committee comprised of members of the Board of Directors.)

A summary of transactions under the SSG Plan for the fiscal year ending March 31, 2005 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding—March 31, 2002	926,179	$7.45
Granted	19,375	1.69
Canceled	(637,112)	7.64
Outstanding—March 31, 2003	308,442	6.70
Granted	11,250	1.73
Canceled	(77,875)	6.38
Outstanding—March 31, 2004	241,817	6.57
Granted	391,250	1.08
Canceled	(71,825)	4.33
Outstanding—March 31, 2005	**561,242**	**$3.02**
Exercisable at March 31, 2005	**452,909**	**$3.48**

The following table provides additional information as to the options outstanding under the SSG Plan as of March 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Amount Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Amount Exercisable**	**Weighted Average Exercise Price**
$0.95—$2.75	406,250	9.16	$1.13	297,917	$1.15
$6.13—$7.50	57,617	3.81	7.19	57,617	7.19
$7.13—$9.44	97,375	4.23	8.41	97,375	8.41
	561,242	7.75	$3.02	452,909	$3.48

All options granted under the SSG Plan during the fiscal year ending March 31, 2005 were at exercise prices equal to or greater than the fair value of SSG's stock on the date of the grant.

NOTE 10—SHAREHOLDERS' EQUITY:

Common Shares:

Authorized common shares consists of 75,000,000 shares of common shares, par value $.01 per share, of which,

27,203,164 and 26,630,383 shares were issued and outstanding as of March 31, 2005 and 2004, respectively. Shares held in treasury at March 31, 2005 and 2004 were 25,679,967.

Common Stock Repurchase Program:

In January 2000, September 2001 and September 2003, Emerson's Board authorized share repurchase programs for 5,000,000 shares, 1,000,000 shares, and 2,000,000 shares, respectively. In fiscal 2005 no shares were repurchased under these programs. In fiscal 2004, the Company repurchased 1,111,625 shares for $4,157,000, and in fiscal 2003, the Company repurchased 159,300 shares for $197,000, pursuant to the programs. The shares were repurchased in open market transactions within guidelines set forth by Rule 10b-18 of the Securities and Exchange Act of 1934 and were funded by working capital. As of March 31, 2005, 888,375 shares remain available for repurchase under the program established in September 2003.

Series A Preferred Stock:

The Company has issued and outstanding 3,677 shares of Series A Preferred Stock, ("Preferred Stock") $.01 par value, with a face value of $3,677,000, which had no market value as of March 31, 2005. Effective March 31, 2002, the previously existing conversion feature of the Preferred Stock expired. Effective March 31, 2001, dividends are no longer accrued on these shares.

Warrants:

On August 1, 2002, in connection with a consulting agreement, Emerson granted 200,000 warrants with an exercise price of $2.20, of which 100,000 warrants vested after six months and 100,000 warrants vested one year from date of grant. The warrants were valued using the Black-Scholes option valuation model and were charged to earnings over the related service period of the consulting agreement with approximately $420,000 and $49,000 being charged to operations for fiscal 2004 and 2003, respectively. During February 2003, 100,000 of these warrants were exercised, and accordingly the Company issued 100,000 shares of common stock. In November 2003, the remaining 100,000 of these warrants were exercised under a cashless exercise and 45,544 shares of common stock were issued.

On October 7, 2003, in connection with a consulting arrangement, Emerson granted 50,000 warrants with an exercise price of $5.00 per share. These warrants were valued using the Black-Scholes option valuation model, which resulted in $90,500 being charged to earnings during fiscal 2004. As of March 31, 2005, these warrants had not been exercised.

On August 1, 2004, in connection with a consulting agreement, Emerson granted 50,000 warrants with immediate vesting and an exercise price of $3.00 per share with an expiration date of August 2009. These warrants were valued using the Black-Scholes valuation model, which resulted in $88,500 being charged to earnings during the fiscal year ended March 31, 2005. As of March 31, 2005, these warrants had not been exercised.

NOTE 11—NET EARNINGS (LOSS) PER SHARE:

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2005, March 31, 2004, and March 31, 2003:

	2005	2004	2003
(In thousands, except per share amount)			
Numerator:			
Net earnings (loss) before discontinued operations and cumulative effect of change in accounting principle—for basic and diluted earnings per share	**$5,855**	$(3,735)	$26,206
Denominator:			
Denominator for basic earnings per share—weighted average shares	**26,991**	27,227	27,716
Effect of dilutive securities:			
Options and warrants	**273**	—	924
Denominator for diluted earnings per share—weighted average shares and assumed conversions	**27,264**	27,227	28,640
Basic earnings (loss) per share			
Continuing operations	**$.22**	$(.14)	$ .95
Discontinued operations	—	.10	.03
Cumulative effect of change in accounting principle	—	—	(.20)
Basic earnings (loss) per share	**$.22**	$(.04)	$ .78
Diluted earnings (loss) per share			
Continuing operations	**$.22**	$(.14)	$ .91
Discontinued operations	—	.10	.03
Cumulative effect of change in accounting principle	—	—	(.19)
Diluted earnings (loss) per share	**$.22**	$(.04)	$ .75

For fiscal 2004, loss per share does not include potentially dilutive securities assumed outstanding since the effects of such conversion would be anti-dilutive. For the year ended March 31, 2005, 50,000 shares attributable to outstanding stock warrants were excluded from the calculation of diluted earnings per share because the exercise price of the stock warrants exceeded the average price of the common shares, and therefore their inclusion would have been antidilutive.

NOTE 12—LICENSE AGREEMENTS:

Emerson has several license agreements that allow licensees to use its trademarks for the manufacture and/or the sale of consumer electronics and other products and are referred to as outbound licenses. These license agreements (i) allow the licensee to use Emerson's trademarks by a specific product category, or by a specific geographic area that primarily includes some or all of the countries located in North America, South America, Mexico and parts of Europe, or by a specific customer base, or by any combination of the above, or any other category that might be defined in the license agreement, (ii) may be subject to renewal at the initial expiration of the agreements and are governed by the laws of the United States and (iii) have expiration dates ranging from March 2006 through February 2010. License revenues recognized and earned in fiscal 2005, 2004, and 2003, including the amounts described in the next paragraph, were approximately $10,804,000, $10,973,000, and $10,388,000, respectively. Emerson records licensing revenues as earned over the term of the related agreements.

Effective January 1, 2001, Emerson entered into a license agreement ("Video License Agreement") with Funai Corporation, Inc. ("Funai"), which was amended to extend the Video License Agreement to December 31, 2006. The Video License Agreement provides that Funai will manufacture, market, sell and distribute specified products bearing the "Emerson®" trademark to customers in the U.S. and Canadian markets. Under the terms of the agreement, Emerson will receive non-refundable minimum annual royalty payments of $4.3 million each calendar year and a license fee on sales of product subject to the Video License Agreement in excess of the minimum annual royalties. During fiscal 2005, 2004 and 2003, revenues of $8,555,000, $8,759,000 and $8,520,000, respectively, were recorded under this agreement.

NOTE 13—LEGAL PROCEEDINGS:

Putative Class Actions

Between September 4, 2003 and October 30, 2003, several putative class action lawsuits were filed in the United States District Court for the District of New Jersey against Emerson and Messrs. Geoffrey Jurick, Kenneth Corby and John Raab (the "Individual Defendants") on behalf of purchasers of Emerson's publicly traded securities between January 29, 2003 and August 12, 2003 (the "Class Period"). On December 17, 2003, the Court entered a Joint Stipulation and Order consolidating these putative class actions under the caption *In Re Emerson Radio Corp. Securities Litigation, 03cv4201 (JLL)* (the "Consolidated Action"). Further to that Stipulation and Order, lead plaintiff was appointed and co-lead counsel and co-liaison counsel were approved by the Court in the Consolidated Action. Consistent with the Stipulation and Order, the plaintiffs filed an Amended Consolidated Complaint (the "Amended Complaint") that, among other things, added Jerome Farnum, one of Emerson's directors, as an individual defendant in the litigation.

Generally, the Amended Complaint alleges that Emerson and the Individual Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated there under, by (i) issuing certain positive statements during the Class Period regarding our ability to replace lost revenues attributable to the Hello Kitty® license and (ii) omitting to disclose that Emerson suffered allegedly soured relationships with its largest retail customers. The Amended Complaint further alleges that these statements were materially false and misleading when made because Emerson allegedly misrepresented and omitted certain adverse facts which then existed and disclosure of which was necessary to make the statements not false and misleading. Emerson and the Individual Defendants deny all allegations and have moved to dismiss the Complaint in its entirety for failure to state a claim. The motion to dismiss was fully briefed and was submitted to the Court on October 15, 2004. The Court's decision on the motion is pending. Emerson and the Individual Defendants intend to defend the lawsuit vigorously.

Other Matters

We are a party to various other litigation matters, in most cases involving ordinary and routine claims incidental to our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to such pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 14—BUSINESS SEGMENT INFORMATION AND MAJOR CUSTOMERS:

The Company has two business segments, the consumer electronics business and the sporting goods segment. Operations in these business segments are summarized below by geographic area (in thousands):

Year Ended March 31, 2005	**U.S.**	**Foreign**	**Consolidated**
Sales to external customers—consumer electronics	**$226,551**	**$ 4,232**	**$230,783**
Sales to external customers—sporting goods	**89,570**	**351**	**89,921**
Total sales to external customers	**$316,121**	**$ 4,583**	**$320,704**
Income (loss) before income taxes—consumer electronics	**$ 7,414**	**$ (221)**	**$ 7,193**
Income before income taxes—sporting goods	**1,645**	**—**	**1,645**
Total loss before income taxes	**$ 9,059**	**$ (221)**	**$ 8,838**
Identifiable assets—consumer electronics	**$ 74,779**	**$11,832**	**$ 86,611**
Identifiable assets—sporting goods	**44,557**	**—**	**44,557**
Total identifiable assets	**$119,336**	**$11,832**	**$131,168**

Year Ended March 31, 2004	**U.S.**	**Foreign**	**Consolidated**
Sales to external customers—consumer electronics	$172,765	$7,187	$179,952
Sales to external customers—sporting goods	83,513	309	83,822
Total sales to external customers	$256,278	$7,496	$263,774
Income (loss) before income taxes and cumulative effect of change in accounting principle—consumer electronics	$ 3,103	$ (104)	$ 2,999
Loss before income taxes and cumulative effect of change in accounting principle—sporting goods	(4,584)	—	(4,584)
Total loss before income taxes and cumulative effect of change in accounting principle	$ (1,481)	$ (104)	$ (1,585)
Identifiable assets—consumer electronics	$ 62,288	$9,688	$ 71,976
Identifiable assets—sporting goods	46,693	—	46,693
Total identifiable assets	$108,981	$9,688	$118,669

Year Ended March 31, 2003	**U.S.**	**Foreign**	**Consolidated**
Sales to external customers—consumer electronics	$240,629	$4,587	$245,216
Sales to external customers—sporting goods	84,842	257	85,099
Total sales to external customers	$325,471	$4,844	$330,315
Income (loss) before income taxes and cumulative effect of change in accounting principle—consumer electronics	$ 19,595	$ (17)	$ 19,578
Loss before income taxes and cumulative effect of change in accounting principle—sporting goods	(2,654)	—	(2,654)
Total income (loss) before income taxes and cumulative effect of change in accounting principle	$ 16,941	$ (17)	$ 16,924
Identifiable assets—consumer electronics	$ 60,375	$9,504	$ 69,879
Identifiable assets—sporting goods	64,683	—	64,683
Total identifiable assets	$125,058	$9,504	$134,562

Identifiable assets are those assets used in operations in each geographic area. In addition to operating assets, at March 31, 2005, 2004, and 2003, there were non-operating assets of $8,798,000, $11,437,000 and $9,492,000, respectively, located in foreign countries.

The Company's net sales to one customer aggregated approximately 30%, 25% and 25% of consolidated net revenues for the years ended March 31, 2005, 2004, and 2003, respectively. The Company's net sales to another customer aggregated 12%, 15%, and 17% for the years ended March 31, 2005, 2004, and 2003, respectively. The Company's net sales to a third customer, a customer that filed for voluntary bankruptcy protection in fiscal 2002, that has since emerged from bankruptcy, aggregated 7%, 4%, and 12% for the years ended March 31, 2005, 2004 and 2003, respectively. The trade accounts receivable balance for these three customers, net of specific reserves, approximated 27%, 1% and 5% of consolidated trade accounts receivable as of March 31, 2005, respectively, and approximated 0%, 2% and 4% of consolidated trade accounts receivable as of March 31, 2004, respectively. The Company has policies and procedures to limit its credit risk related to this and other customers.

NOTE 15—DERIVATIVE FINANCIAL INSTRUMENTS:

As of March 31, 2003, the Company had outstanding an interest swap agreement that converted $10 million of its variable rate Loan Agreement to a fixed rate instrument through 2004. This swap agreement was designated as a cash flow hedge and the change in fair value of the hedge is recorded in other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affected earnings. During fiscal 2003, the Company recorded a charge of approximately $100,000 related to a portion of the cash flow hedge. Subsequent to March 31, 2003, the Company terminated the interest rate swap agreement.

NOTE 16—QUARTERLY INFORMATION (UNAUDITED):

The following table sets forth certain information regarding the Company's results of operations for each full quarter within the fiscal years ended March 31, 2005 and March 31, 2004, with amounts in thousands, except for per share data. Due to rounding, quarterly amounts may not fully sum to yearly amounts.

Consolidated Statement of Operations	Fiscal 2005				Fiscal 2004			
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
Net revenues	$72,930	$83,129	$94,679	$69,966	$54,171	$78,873	$76,345	$54,385
Operating income (loss)	3,650	3,972	3,156	525	(31)	2,087	907	(3,995)
Income (loss) before income taxes	2,750	3,174	3,537	(623)	(507)	1,823	313	(3,214)
Income (loss) from continuing operations	1,805	2,162	1,905	(17)	(440)	781	(340)	(3,736)
Income (loss) from discontinued operations	—	—	—	50	(5)	(100)	3,153	(387)
Net income (loss)	1,805	2,162	1,905	33	(445)	681	2,813	(4,123)
Basic net income (loss) per share:								
Continuing operations	$.07	$.08	$.07	$—	$(.02)	$ .03	$(.01)	$(.14)
Discontinued operations	—	—	—	—	—	(.01)	.11	(.01)
	$.07	$.08	$.07	$—	$(.02)	$ .02	$ .10	$(.15)
Diluted net income (loss) per share:								
Continuing operations	$.07	$.08	$.07	$—	$(.02)	$ .03	$(.01)	$(.14)
Discontinued operations	—	—	—	—	—	(.01)	.11	(.01)
	$.07	$.08	$.07	$—	$(.02)	$ .02	$ .10	$(.15)
Weighted average shares								
Outstanding—basic	26,630	27,076	27,103	27,154	27,416	27,560	27,189	26,741
Outstanding—diluted	27,261	27,216	27,239	27,154	27,416	28,428	27,189	26,741

As a result of the Company's adoption of SFAS No. 123R, "Share-Based Payments," in the fourth quarter of fiscal 2005, effective April 1, 2004, the amounts presented above for the second and third quarters of fiscal 2005 have increased (decreased) relative to the amounts previously reported for operating income by approximately $1.3 million and $(68,000), respectively, and for income from continuing operations as well as net income by $1.2 million and $(68,000), respectively. In addition, diluted net income per share increased by $.04 for the second quarter and remained unchanged for the third quarter.

NOTE 17—DISCONTINUED OPERATIONS:

From July 2003 through November 2003, certain of SSG's team dealer locations were discontinued. In November 2003, SSG sold all of the issued and outstanding capital stock of ATEC. These closures and sales of assets, and related discontinued operations resulted in income, net of tax, of approximately $50,000 and $2.7 million for the fiscal years ended March 31, 2005 and March 31, 2004, respectively. On November 18, 2003, SSG sold all of the issued and outstanding capital stock of ATEC, resulting in a net gain of approximately $3.8 million, after a related deferred income tax charge of $2.2 million. The results of these transactions are included in discontinued operations in the accompanying Consolidated Statement of Operations for all years presented.

The following table summarizes the results of these discontinued operations, net of related income taxes, as applicable (in thousands.)

	2005	2004	2003
Net revenues—ATEC	$—	$6,184	$10,189
Net revenues—Team Dealers	—	3,043	7,280
Net revenues—Total	—	9,227	17,469
Income from operations—ATEC	—	478	1,630
Loss from operations—Team Dealers	—	(724)	(790)
Loss on sale of Team Dealers	—	(885)	—
Gain on sale of ATEC, net of tax	50	3,792	—
Total discontinued operations, net	$50	$2,661	$ 840

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As previously reported in a Form 8-K dated April 2, 2004, on March 31, 2004, we retained the services of BDO Seidman LLP as our independent auditors to replace our former independent auditors, Ernst & Young LLP. This engagement and replacement was approved by our Audit Committee. During the fiscal year, and any subsequent interim period prior to March 31, 2004, we did not consult with BDO Seidman LLP regarding any matters noted in Items 304(a) of Regulation S-K. BDO Seidman LLP has provided tax services to us during the fiscal years ending March 31, 2002, 2003 and 2004 and is expected to continue to provide such services to us.

There have been no "disagreements" within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or any events of the type listed in Item 304(a)(1)(v)(A) through (D) of Regulation S-K, involving Ernst & Young that occurred within the fiscal year and the interim period prior to March 31, 2004. Ernst & Young's report on our financial statements for the fiscal year ended March 31, 2003 did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

We provided Ernst & Young with a copy of the disclosures made pursuant to the Form 8-K (which disclosures are consistent with the disclosures noted above) and Ernst & Young furnished the Company with a letter addressed to the Commission stating that it agrees with the statements made by the Company in the Form 8-K filing, a copy of which was filed as an exhibit to the Form 8-K.

Item 9A. CONTROLS AND PROCEDURES

(a) *Disclosure controls and procedures.*

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

(b) *Changes in internal controls over financial reporting.*

There have been no changes in our internal controls over financial reporting that occurred during our last fiscal quarter to which this Annual Report on Form 10-K relates that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS

MANAGEMENT

Officers and Directors

The following table sets forth certain information regarding the current officers and Directors of Emerson Radio Corp. ("Emerson", "us" or "Company"):

Name	Age	Position	Fiscal Year Became Officer/Director
Geoffrey P. Jurick	64	Chairman of the Board, Chief Executive Officer and President, Director	1992
John J. Raab	69	Senior Executive Vice President and Chief Operating Officer	1995
Guy A. Paglinco	48	Vice President, Chief Financial Officer	2004
Patrick Murray	54	President, Emerson Radio Consumer Products Corporation	2001
Elizabeth J. Calianese	47	Senior Vice President – Human Resources, General Counsel and Corporate Secretary	1995
Robert H. Brown, Jr. (1)(2)(3)	51	Director	1993
Peter G. Bünger (2)(3)	64	Director	1993
Jerome H. Farnum (1)(2)(3)	69	Director	1993
Herbert A. Morey (1)	63	Director	2004

(1) Member of Audit Committee
(2) Member of Compensation and Personnel Committee
(3) Member of the Nominating Committee

Geoffrey P. Jurick has served as Director since September 1990, Chief Executive Officer since July 1992, Chairman since December 1993 and President since April 1997. From December 1996 until July 2005, Mr. Jurick also served as a Director and Chairman of the Board of Sport Supply Group, Inc. ("SSG") and, from January 1997 to July 2005, Chief Executive Officer of SSG. Following the sale by Emerson of its approximate 53.2% of the issued and outstanding shares of common stock of SSG in July 2005, Mr. Jurick stepped down as Chairman of the Board and Chief Executive Officer of SSG. See "Item 13 – Certain Relationships and Related Transactions".

John J. Raab has served as Chief Operating Officer and Senior Executive Vice President – International since May 2003, Executive Vice President – International from June 2000 to May 2003, Senior Vice President - International from October 1997 to June 2000 and Senior Vice President-Operations from October 1995 to October 1997.

Guy A. Paglinco has served as Vice President – Finance and Chief Financial Officer since October 2004, as Assistant Vice President – Finance and Controller from May 2001 to October 2004 and as Controller from May 1998 to October 2004.

Patrick Murray has served as President of Emerson Radio Consumer Products Corporation since November 2002 and Senior Vice President – Sales, Emerson Radio Consumer Products Corporation from May 2001 to November 2002. Mr. Murray served as Executive Vice President of Motion Systems (Betesh Group) from 1997 to May 2001. Prior thereto, Mr. Murray served as Vice President – Sales and Marketing of Emerson Radio Corp. from 1996 to 1997.

Elizabeth J. Calianese has served as General Counsel and Senior Vice President – Human Resources since June 2000 and as Secretary since January 1996. Ms. Calianese served as Vice President-Human Resources and Deputy General Counsel from May 1995 to June 2000.

Robert H. Brown, Jr. has served as Director since July 1992. Since May 2004, Mr. Brown has been a Managing Partner of August Group, Ltd., a merchant banking firm; from September 2002 to April 2004, Managing Partner of Crosswind Partners LLC, a merchant banking firm; from January 1999 to August 2002, President and Chief Executive Officer of Frost Securities, Inc., an investment banking firm; from July 1998 to January 1999, President of RHB Capital, LLC; from January 1990 to July 1998, held a variety of positions with Dain Rauscher, formerly Rauscher Pierce Refsnes, Inc., including Senior Vice President and Director of the Corporate Finance Department and Executive Vice President of Capital Markets; from April 1996 to March 2003, a Director of Claimsnet.com, which is traded on the Nasdaq Stock Market.

Peter G. Bünger has served as Director since July 1992. Since 1990, Mr. Bünger has been a consultant with Savarina AG, an entity engaged in the business of portfolio management monitoring in Zurich, Switzerland; since October 1992, a Director of Savarina AG; from December 1996 through July 2005, a Director of SSG; and, since 2002, an independent consultant for Emerson's manufacturing efforts in Europe. See "Item 13 - Certain Relationships and Related Transactions".

Jerome H. Farnum has been a Director since July 1992. Since July 1994, Dr. Farnum has been an independent consultant. For at least five years prior to July 1994, Dr. Farnum was a senior executive (in charge of legal and tax affairs, accounting, asset and investment management, foreign exchange relations and financial affairs) with several entities comprising the Fidenas group of companies, whose activities encompassed merchant banking, investment banking, investment management and corporate development.

Herbert A. Morey has been a Director since August 2004. Since October 2003, Mr. Morey has served on boards of not-for-profit organizations and as a consultant. From June 1962 until his retirement in September 2000, Mr. Morey held a variety of positions with Ernst & Young LLC, including Coordinating Audit Partner of a broad-ranging portfolio of domestic and foreign-owned clients, primarily consumer products and manufacturing companies, Chairman – International Investor Services Group, and Partner in the New York and National offices, focusing on SEC reporting matters and consulting on the application of accounting and auditing standards.

Board Of Directors And Committees

Our business is managed under the direction of our Board of Directors. The Board of Directors meets periodically during our fiscal year to review significant developments affecting Emerson and to act on matters requiring Board of Director approval. The Board of Directors held ten (10) formal meetings during the fiscal year ended March 31, 2005 ("Fiscal 2005") and acted by unanimous written consent one (1) time. During Fiscal 2005, each member of the Board of Directors participated in at least 90% of the aggregate of all meetings of the Board of Directors, and in at least 66% of the aggregate of all meetings of committees on which such member served, that were held during the period. The functions of our Audit Committee, Compensation and Personnel Committee and Nominating Committee and their current members are described below. No member of any of the committees is an employee of Emerson.

Since the adoption of the Sarbanes-Oxley Act in July 2002, there has been a growing public and regulatory focus on the independence of directors. Requirements relating to independence are imposed by the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission and the American Stock Exchange with respect to members of the Audit Committee and the Nominating Committee. The Board of Directors has determined that Messrs. Brown, Bünger, Farnum and Morey satisfy all such definitions of independence. The Board of Directors has determined that Herbert A. Morey constitutes our "audit committee financial expert", as such term is defined by the SEC.

Audit Committee. Our Audit Committee is presently comprised of Messrs. Morey (Chairman), Brown and Farnum. The Audit Committee is empowered by the Board of Directors to, among other things: serve as an independent and objective party to monitor Emerson's financial reporting process, internal control system and disclosure control system; review and appraise the audit efforts of Emerson's independent accountants; assume direct responsibility for the appointment, compensation, retention and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and Emerson's management regarding financial reporting issues; and provide the opportunity for direct communication among the independent accountants, financial and senior management, and the Board. During Fiscal 2005, the Audit Committee performed its duties under a written charter approved by the Board of Directors, which was filed as Annex A to our Proxy Statement for the fiscal year ended March 31, 2003, filed as of July 29, 2003, and formally met six (6) times. The Audit Committee Charter is posted on our website: www.emersonradio.com on the Investor Relations page.

Compensation and Personnel Committee. Our Compensation and Personnel Committee is presently comprised of Messrs. Brown (Chairman), Bünger and Farnum. The Committee (i) makes recommendations to the Board of Directors concerning remuneration arrangements for senior executive management; (ii) administers our stock option plans; and (iii) makes such reports and recommendations, from time to time, to the Board of Directors upon such matters as the committee may deem appropriate or as may be requested by the Board of Directors. During Fiscal 2005, the Compensation and Personnel Committee formally met five (5) times and acted by unanimous written consent one (1) time.

Nominating Committee. Our Nominating Committee is presently comprised of Messrs. Brown, Bünger and Farnum. The Nominating Committee is empowered by the Board of Directors to, among other functions: recommend to the Board of Directors qualified individuals to serve on Emerson's Board of Directors and to identify the manner in which the Nominating Committee evaluates nominees recommended for the Board of Directors. Our Nominating Committee did not meet during Fiscal 2005. The Board has adopted a Nominating Committee charter to govern its Nominating Committee, which was filed as Exhibit 3 to our Proxy Statement for the fiscal year ended March 31, 2004, filed as of July 20, 2004.

Codes of Ethics

We have adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and Treasurer. This Code of Ethics was established with the intention of focusing Senior Financial Officers on areas of ethical risk, providing guidance to help them recognize and deal with ethical issues, providing mechanisms to report unethical conduct, fostering a culture of honesty and accountability, deterring wrongdoing and promoting fair and accurate disclosure and financial reporting.

We have also adopted a Code of Conduct for Officers, Directors and Employees of Emerson Radio Corp. and Its Subsidiaries ("Code of Conduct"). We prepared this Code of Conduct to help all officers, Directors and employees understand and comply with our policies and procedures. Overall, the purpose of our Code of Conduct is to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of code violations to an appropriate person or persons identified in this Code of Conduct; and (v) accountability for adherence to the Code of Conduct.

The Code of Ethics and the Code of Conduct are posted on our website: www.emersonradio.com on the Investor Relations page. If we make any substantive amendments to, or grant any waiver (including any implicit waiver) from a provision of the Code of Ethics or the Code of Conduct, and that relates to any element of the Code of Ethics definition enumerated in Item 406 (b) of Regulation S-K, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Item 11. EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of Executive Officers

The following table sets forth certain information regarding compensation paid to our Chief Executive Officer and each of our other four most highly compensated executive officers (based on salary and bonus earned during Fiscal 2005) for services rendered in all capacities to us during the 2005, 2004 and 2003 fiscal years:

Summary Compensation Table

NAME AND PRINCIPAL POSITION(S)	FISCAL YEAR	SALARY	BONUS	OTHER ANNUAL COMPENSATION	SECURITIES UNDERLYING OPTIONS	ALL OTHER COMPENSATION (2)
GEOFFREY P. JURICK	2005	$500,000	$125,000	$80,000	200,000	$ —
CHAIRMAN OF THE	2004	500,000	—	56,197	—	3,186
BOARD, CHIEF	2003	411,600	313,000	60,821	—	3,352
EXECUTIVE OFFICER						
AND PRESIDENT (1)(3)						
JOHN J. RAAB	2005	266,863	75,000	—	100,000	20,402
SENIOR EXECUTIVE VICE	2004	272,560	—	—	—	20,622
PRESIDENT AND CHIEF	2003	257,500	150,000	—	—	17,744
OPERATING OFFICER (3)						
GUY A. PAGLINCO	2005	153,204	—	—	—	19,764
VICE PRESIDENT, CHIEF	2004	123,890	12,500	—	—	15,552
FINANCIAL OFFICER	2003	120,000	31,000	—	—	14,941

PATRICK MURRAY	2005	368,757	—	—	—	28,553
PRESIDENT – EMERSON	2004	376,627	—	—	—	28,796
RADIO CONSUMER	2003	360,000	75,000	—	—	23,897
PRODUCTS CORPORATION						
ELIZABETH J. CALIANESE	2005	213,491	47,500	—	100,000	28,146
SENIOR VICE PRESIDENT,	2004	218,047	—	—	—	28,270
GENERAL COUNSEL AND	2003	206,000	95,000	—	—	23,930
CORPORATE SECRETARY (3)						

(1) Other annual compensation consists of temporary lodging expenses. In addition to the amounts set forth in the table above, Mr. Jurick received $250,000 per annum in salary from SSG for services he rendered to SSG.

(2) All other compensation consists of Emerson's contribution to our 401(k) employee savings plan, group health, life insurance, disability insurance and auto allowances.

(3) In October 2004, Messrs. Jurick and Raab and Ms. Calianese were granted stock options to purchase 200,000, 100,000 and 100,000 shares of common stock, respectively, at an exercise price of $3.26, $2.96 and $2.96 per share, respectively. These options vest in equal installments over three years, commencing one year from the date of grant, and their exercise is contingent on continued employment with Emerson.

Option Grants During 2005 Fiscal Year

The following table provides certain information with respect to options granted to our Chief Executive Officer and to each of the executive officers named in the Summary Compensation Table during Fiscal 2005.

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
Name	Number of Options Granted (1)	% of Total Options Granted to Employees In Fiscal 2005	Exercise Price Per Share	Expiration Date	5%	10%
GEOFFREY P. JURICK	200,000	47.1%	$3.26	10/19/14	$1,146,816	$1,826,176
JOHN J. RAAB	100,000	23.5	2.96	10/19/14	573,408	913,088
GUY A. PAGLINCO	—	—	—	—	—	—
PATRICK MURRAY	—	—	—	—	—	—
ELIZABETH J. CALIANESE	100,000	23.5	2.96	10/19/14	573,408	913,088

1. The stock options were granted under the Emerson Radio Corp. 2004 Employee Stock Incentive Plan, and, unless otherwise designated at the time of grant, are exercisable commencing one year after the grant date in three equal annual installments, with full vesting occurring on the third anniversary of the date of the grant.

2. The dollar amounts under these columns are the result of calculations at the assumed compounded market appreciation rates of 5% and 10% as required by the SEC over a ten-year term and therefore, are not intended to forecast possible future appreciation, if any, of the stock price. The disclosure assumes the options will be held for the full ten-year term prior to exercise. Such options may be exercised prior to the end of such ten-year term. The actual value, if any, an executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There can be no assurance that the stock price will appreciate at the rates shown in the table.

Option Exercises During Fiscal 2005 and Fiscal 2005 Year End Values

The following table provides information related to options exercised by our executive officers during Fiscal 2005 and the number and value of options held at the end of Fiscal 2005 by our executive officers. We do not have any outstanding stock appreciation rights.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($)(1) Exercisable/ Unexercisable
Geoffrey P. Jurick	390,476	$1,229,999	0/200,000	$0/$52,000
John J. Raab	—	—	0/100,000	$0/$56,000
Guy A Paglinco	—	—	—	—
Patrick Murray	—	—	—	—
Elizabeth J. Calianese	—	—	50,000/100,000	$126,000/$56,000

(1) Based on $3.52 per share, the closing price for our common stock as reported by the American Stock Exchange on March 31, 2005. Value is calculated on the basis of the difference between $3.52 and the option exercise price of "in the money" options, multiplied by the number of shares of our common stock underlying the option.

Certain Employment Agreements

Effective as of September 1, 2001, Geoffrey P. Jurick, our Chairman, Chief Executive Officer and President, entered into three-year employment agreement (the "Jurick Employment Agreements") with us and two of our wholly-owned subsidiaries, Emerson Radio (Hong Kong) Limited and Emerson Radio International Ltd. (formerly Emerson Radio (B.V.I.) Ltd.) (hereinafter, collectively the "Companies"), providing for an aggregate annual compensation of $411,600, which was increased to $440,000 effective April 1, 2003, subject to adjustment in the event that Mr. Jurick's employment with SSG is terminated. In the event Mr. Jurick's employment with SSG is terminated, the salary he receives under the Jurick Employment Agreement shall be increased by that amount of salary he was receiving from SSG at the time his employment was terminated. By letter agreement dated effective as of September 1, 2004, the terms of the Jurick Employment Agreements were extended through and including August 31, 2007 with a present base salary of $500,000 from Emerson. In addition to his base salary, Mr. Jurick is entitled to an annual bonus upon recommendation by the Compensation and Personnel Committee of our Board of Directors, subject to the final approval of our Board of Directors. On July 1, 2005, Emerson sold its beneficial ownership interest in SSG. As a result, under the terms of the Jurick Employment Agreements, Mr. Jurick's annual compensation, commencing July 1, 2005, was increased by $250,000 (the amount of salary he was receiving from SSG at the time his employment was terminated) to an aggregate of $750,000.

Each of the Jurick Employment Agreements grants to Mr. Jurick's severance benefits, through expiration of the respective terms of each of such agreements, commensurate with Mr. Jurick's base salary, on the condition that his employment is terminated due to permanent disability, without cause or as a result of constructive discharge (as defined therein). In the event that Mr. Jurick's employment terminates due to termination for "cause," because Mr. Jurick unilaterally terminates the agreements or for reasons other than constructive discharge or permanent disability, Mr. Jurick shall only be entitled to base salary earned through the applicable date of termination. The Jurick Employment Agreements also contain non-competition provisions which require that, during his employment and through the end of any period in which he receives severance, Mr. Jurick (i) shall not be employed by, have any proprietary interest in or receive any remuneration from any entity in competition with Emerson, and (ii) shall not solicit any of Emerson's customers or clients on behalf of any of Emerson's competitors. Similar provisions are set forth in policies that are incorporated into each of the employment contracts described below.

Effective September 1, 2001, John J. Raab, Chief Operating Officer and Senior Executive Vice President, entered into a three-year employment agreement (the "Raab Employment Agreement") with us, providing for an annual compensation of $250,000, which was increased to $257,500, effective April 1, 2002, and $275,000, effective April 1, 2003. By letter agreement dated effective as of September 1, 2004, the term of the Raab Employment Agreement was extended through and including August 31, 2007 and his annual compensation was increased to $286,000, effective April 1, 2005. In addition to his base salary, Mr. Raab may also receive an additional annual performance bonus to be recommended by the Compensation and Personnel Committee of our Board of Directors, subject to the final approval of our Board of Directors.

Effective September 1, 2001, Elizabeth J. Calianese, General Counsel, Senior Vice President – Human Resources and Secretary, entered into a three-year employment agreement (the "Calianese Employment Agreement") with us providing for an annual compensation of $200,000, which was increased to $206,000, effective April 1, 2002, and $220,000 effective April 1, 2003. By letter agreement dated effective as of September 1, 2004, the term of the Calianese Employment Agreement was extended through and including August 31, 2007 and her annual compensation was increased to $228,800, effective April 1, 2005. In addition to her base salary, Ms. Calianese is entitled to an annual performance bonus to be recommended by the

Compensation and Personnel Committee of our Board of Directors, subject to the final approval of our Board of Directors. We have also agreed for the term of the Calianese Employment Agreement and three years thereafter to pay for and maintain legal malpractice insurance covering Ms. Calianese for occurrences and actions taken by her at any time prior to or during the term of such agreement on behalf of our employees or us. We have also agreed to pay all sums, which may be deductible amounts, not otherwise paid by such insurer.

Effective August 8, 2003, we granted Patrick Murray a one-year severance agreement in the event his employment with us is terminated other than for cause (as defined therein).

Effective June 14, 2005, we granted Guy A. Paglinco a one-year severance agreement in the event his employment with us is terminated other than for cause (as defined therein).

In the event that Messrs. Jurick, Raab and Ms. Calianese were to be terminated due to permanent disability, without cause or as a result of constructive discharge, the estimated dollar amount to be paid after March 31, 2005, to each such individual, based on the terms of their respective contracts, would be $1,750,000, $691,000, and $553,000, respectively. In the event that Messrs. Murray and Paglinco were terminated other than for cause, the estimated dollar amount to be paid after March 31, 2005, based on their severance agreements, would be $380,000 and $182,000, respectively.

Compensation Committee Interlocks and Insider Participation

Geoffrey P. Jurick serves as Chairman of the Board, Chief Executive Officer and President of Emerson and participated in deliberations concerning Emerson senior executive officer compensation. Until July 1, 2005, Mr. Jurick had also served as Chairman of the Board and Chief Executive Officer of SSG and had participated in deliberations concerning its senior executive officer compensation. As set forth in the Summary Compensation Table above, Mr. Jurick also received $250,000 per annum in salary from SSG for the services he rendered to SSG. Mr. Bünger is a Director of Emerson who serves on the Emerson Compensation and Personnel Committee and, until July 1, 2005, had been a Director of SSG and a member of the SSG Compensation Committee. See "Item 13 – Certain Relationships and Related Transactions – Relationship with Sport Supply Group, Inc.".

Compensation of Directors

During Fiscal 2005, our directors who were not employees, specifically Messrs. Brown, Bünger, Farnum and Morey, were paid $33,333, $21,667, $29,167 and $16,667, respectively, for serving on the Board of Directors and on our various committees during the period. Outside Directors are each paid an annual director's fee of $12,500; members of the Compensation and Personnel Committee are each paid an additional fee of $5,000 per annum; members of the Nominating Committee are each paid an additional fee of $5,000 per annum; members of the Audit Committee are each paid an additional fee of $7,500 per annum; and, the Chairmen of the Audit Committee and the Compensation and Personnel Committee are each paid an additional fee of $5,000 per annum. All directors' fees are paid in four equal quarterly installments per annum. Directors who are our employees are not paid for their services as a director. Additionally, each director, who is not an employee, was previously eligible to participate in our 1994 Non-Employee Director Stock Option Plan and is eligible to participate in our 2004 Non-Employee Outside Director Stock Option Plan ("2004 Director Stock Option Plan"). Directors of Emerson are reimbursed their expenses for attendance at meetings. Further, we offer to provide health care insurance to each of our directors who is not an employee. In Fiscal 2005, Messrs. Brown, Bünger, Farnum and Morey were granted stock options, pursuant to the 2004 Director Stock Option Plan, to purchase 25,000, 25,000, 25,000 and 50,000 shares of common stock, respectively, at an exercise price of $3.00 per share. These options vest in equal installments over three years, commencing one year from the date of grant, and their exercise is contingent upon continued service as a member of our Board of Directors. In Fiscal 2005, Mr. Bünger also received $48,000 in fees for the European manufacturing consulting services he rendered to Emerson.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of July 25, 2005, the beneficial ownership of (i) each current Director; (ii) each of our executive officers named in the Summary Compensation Table ("executive officers"); (iii) our directors and executive officers as a group and (iv) each stockholder known by us to own beneficially more than 5% of our outstanding shares of common stock. Except as otherwise noted, the address of each of the following beneficial owners is c/o Emerson Radio Corp., 9 Entin Road, Parsippany, New Jersey 07054.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Geoffrey P. Jurick (2)	10,265,576	37.1%
Robert H. Brown, Jr. (3)	25,018	*
Peter G. Bünger (4)	42,204	*
Jerome H. Farnum (5)	14,333	*
Herbert A. Morey (6)	28,667	*
John J. Raab	-0-	-0-
Guy A. Paglinco (7)	20,000	*
Patrick Murray	-0-	-0-
Elizabeth J. Calianese (8)	50,000	*
All Directors and Executive Officers as a Group (9 persons) (9)	10,445,798	37.7%

(*) Less than one percent.

(1) Based on 27,047,666 shares of common stock outstanding as of July 25, 2005. Each beneficial owner's percentage ownership of common stock is determined by assuming that options that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days of July 25, 2005 have been exercised. Except as otherwise indicated, the beneficial ownership table does not include common stock issuable upon exercise of outstanding options, which are not currently exercisable within 60 days of July 25, 2005. Except as otherwise indicated and based upon our review of information as filed with the U.S. Securities and Exchange Commission ("SEC"), we believe that the beneficial owners of the securities listed have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2) Mr. Jurick's beneficial ownership consists of 10,265,576 shares of common stock directly owned by him. Mr. Jurick has pledged 10,015,476 of these shares to a foreign institution to secure a loan obtained by Mr. Jurick in January 2005, in the amount of $16 million. The loan is guaranteed by a third party unaffiliated with us and is currently due on August 22, 2005.

(3) Mr. Brown's ownership consists of 16,685 shares of common stock directly owned by him and options to purchase 8,333 shares of our common stock issued pursuant to Emerson's 2004 Non-Employee Outside Director Stock Option Plan that are exercisable within 60 days of July 25, 2005.

(4) Mr. Bünger's ownership consists of 33,871 shares of common stock directly owned by him and options to purchase 8,333 shares of our common stock issued pursuant to Emerson's 2004 Non-Employee Director Stock Option Plan that are exercisable within 60 days of July 25, 2005.

(5) Mr. Farnum's ownership consists of 6,000 shares of common stock directly owned by him and options to purchase 8,333 shares of our common stock issued pursuant to Emerson's 2004 Non-Employee Director Stock Option Plan that are exercisable within 60 days of July 25, 2005.

(6) Mr. Morey's ownership consists of 12,000 shares of common stock directly owned by him and options to purchase 16,667 shares of our common stock issued pursuant to Emerson's 2004 Non-Employee Director Stock Option Plan that are exercisable within 60 days of July 25, 2005.

(7) Mr. Paglinco's ownership consists of 20,000 shares of common stock directly owned by him.

(8) Ms. Calianese's ownership consists of options issued pursuant to Emerson's 1994 Stock Compensation Program that are exercisable within 60 days of July 25, 2005.

(9) Includes 91,666 shares of common stock issuable upon exercise of options that are exercisable within 60 days of July 25, 2005.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options and rights under our 1994 Stock Compensation Program, 1994 Non-Employee Director Stock Option Plan, Emerson Radio Corp. 2004 Employee Stock Incentive Plan and 2004 Non-Employee Outside Director Stock Option Plan and exercise of warrants, as of March 31, 2005 (the "Plans"). The 1994 Plans expired in July 2004 and the remainder of the Plans are the only equity compensation plans in existence as of March 31, 2005.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by security holders	632,334	$ 2.81	2,200,000
Equity compensation plans not approved by security holders	100,000	4.00	—
Total	**732,334**	**$2.97**	**2,200,000**

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)") requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the American Stock Exchange. Officers, directors and greater than 10% stockholders are required by certain regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, we believe that, during Fiscal 2005, our officers, directors and greater than 10% beneficial owners have complied with all applicable filing requirements with respect to our equity securities.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Sport Supply Group, Inc.

On July 1, 2005, we and Emerson Radio (Hong Kong) Limited ("Emerson HK"), our wholly owned subsidiary, sold all of the issued and outstanding shares of SSG common stock, which we owned, aggregating 4,746,023 shares, or approximately 53.2% ownership of SSG, for $32 million or $6.74 per share.

Prior to July 1, 2005 and during Fiscal 2005, our Board of Directors included the following people that were associated with SSG: Geoffrey P. Jurick, our Chairman, Chief Executive Officer and President and Chairman and Chief Executive Officer of SSG, and Peter G. Bünger, a Director of both companies and member of the Compensation Committee of each company.

During 1997, we entered into a management services agreement with SSG in an effort to share certain administrative and logistic functions and to enable SSG and Emerson to reduce certain costs. In connection with the sale of our interest in SSG, the management services agreement was amended to permit termination of various defined Transition Services on one hundred twenty (120) days' prior notice by either Emerson or SSG in order to facilitate the parties' transition of the Transition Services to another provider. We incurred net fees of $206,000, $319,000 and $307,000 for services provided pursuant to this agreement during Fiscal 2005, 2004 and 2003, respectively.

Future Transactions

We have adopted a policy that all future affiliated transactions will be made or entered into on terms no less favorable to us than those that can be obtained from unaffiliated third parties. In addition, all future affiliated transactions, must be approved by a majority of the independent outside members of our Board of Directors who do not have an interest in the transactions.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee's charter, all audit and audit-related work and all non-audit work performed by our independent accountants, BDO, is approved in advance by the Audit Committee, including the proposed fees for such work. The Audit Committee is informed of each service actually rendered. Prior to March 31, 2004, when BDO was retained by us as our independent accountants, Ernst & Young, LLP ("Ernst & Young") served as our independent accountants during Fiscal 2004.

Audit Fees. Audit fees billed to us by BDO for the audit of the financial statements included in our Annual Reports on Form 10-K, and reviews by Ernst & Young and BDO of the financial statements included in our Quarterly Reports on Form 10-Q, for the fiscal years ended March 31, 2004 and 2005 totaled approximately $258,000 and $242,000, respectively.

Audit-Related Fees. We were billed $11,000 and $16,000 by BDO for the fiscal years ended March 31, 2004 and 2005, respectively, for assurance and related services that are reasonably related to the performance of the audit or review of Emerson's financial statements and are not reported under the caption *Audit Fees* above.

Tax Fees. BDO billed us an aggregate of $117,000 and $196,000, for the fiscal years ended March 31, 2004 and 2005, respectively, for tax services, principally related to the preparation of income tax returns and related consultation.

All Other Fees. We were billed $195,000 and $0 by BDO for the fiscal years ended March 31, 2004 and 2005, respectively, for permitted non-audit services, principally consultation related to mergers and acquisitions.

Applicable law and regulations provide an exemption that permits certain services to be provided by our outside auditors even if they are not pre-approved. We have not relied on this exemption at any time since the Sarbanes-Oxley Act was enacted.

Change in Accountants

As discussed above and previously reported in a Form 8-K dated April 2, 2004, on March 31, 2004, we retained the services of BDO as our independent auditors to replace our former independent auditors, Ernst & Young. This engagement and replacement was approved by our Board of Directors on the recommendation of our Audit Committee. During our two recent fiscal years ended March 31, 2003 and March 31, 2004, respectively, we did not consult with BDO regarding any matters noted in Items 304(a) of Regulation S-K. BDO has provided tax services to us during the fiscal years ended March 31, 2003, 2004 and 2005 and is expected to continue to provide such services to us.

There have been no "disagreements" within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or any events of the type listed in Item 304(a)(1)(v)(A) through (D) of Regulation S-K, involving Ernst & Young that occurred within our two recent fiscal years ended March 31, 2003 and March 31, 2004, respectively. Ernst & Young's report on our financial statements for the fiscal year ended March 31, 2003 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES

(a) Financial Statements and Schedules. See Item 8
(b) Exhibits

Exhibit Number

3.1 Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).

3.2 Amended and Restated Certificate of Incorporation of Sport Supply Group, Inc. (incorporated by reference to Exhibit 4.1 of Sport Supply's Registration Statement on Form S-8, Registration No. 33-80028).

3.3 Certificate of Amendment of Amended and Restated Certificate of Incorporation of Sport Supply Group, Inc. (incorporated by reference to Exhibit 4.1 of Sport Supply's Registration Statement on Form S-8, Registration No. 33-80028).

3.4 Certificate of Designation for Series A Preferred Stock (incorporated by reference to Exhibit (3) (b) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).

3.5 Amendment dated February 14, 1996 to the Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).

3.6 By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit (3) (e) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994).

3.7 Amendment dated November 28, 1995 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit (3) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).

3.8 Amended and Restated Bylaws of Sport Supply Group, Inc. (incorporated by reference to Exhibit 3.2 of Sport Supply's Annual Report on Form 10-K for the year ended November 1, 1996).

10.4 Stipulation of Settlement and Order dated June 11, 1996 by and among the Official Liquidator of Fidenas International Bank Limited, Petra Stelling, Barclays Bank PLC, the Official Liquidator of Fidenas Investment Limited, Geoffrey P. Jurick, Fidenas International Limited, L.L.C., Elision International, Inc., GSE Multimedia Technologies Corporation and Emerson (incorporated by reference to Exhibit 10 (af) of Emerson's Annual Report on Form 10-K for the year ended March 31, 1996).

10.5 Pledge Agreement dated as of February 4, 1997 by Fidenas International Limited, L.L.C. ("FIN") in favor of TM Capital Corp. (incorporated by reference to Exhibit (10) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

10.6 Registration Rights Agreement dated as of February 4, 1997 by and among Emerson, FIN, the Creditors, FIL and TM Capital Corp. (incorporated by reference to Exhibit (10) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).

10.7 Securities Purchase Agreement dated as of November 27, 1996, by and between Sport Supply Group, Inc. ("SSG") and Emerson (incorporated by reference to Exhibit (2) (a) of Emerson's Current Report on Form 8-K dated November 27, 1996).

10.9 Form of Registration Rights Agreement by and between SSG and Emerson (incorporated by reference to Exhibit (4) (b) of Emerson's Current Report on Form 8-K dated November 27, 1996).

10.12 License Agreement effective as of January 1, 2001 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10) (z) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

10.12.1 First Amendment to License Agreement dated February 19, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.1) of Emerson's Annual Report on Form 10-K for the year ended March 31, 2002).

10.12.2 Second Amendment to License Agreement effective August 1, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.2) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.12.3 Third Amendment to License Agreement effective February 18, 2004 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit 10.12.3 of Emerson's Annual Report on Form 10-K for the year ending March 31, 2004).

10.12.4 Fourth Amendment to License Agreement effective December 3, 2004 by and between Funai Corporation, Inc. and Emerson (incorporated by reference to Exhibit (10.12.4) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.12.5 Fifth Amendment to License Agreement effective May 18, 2005 by and between Funai Corporation, Inc. and Emerson.*

10.13 Second Lease Modification dated as of May 15, 1998 between Hartz Mountain, Parsippany and Emerson (incorporated by reference to Exhibit (10) (v) of Emerson's Annual Report on Form 10-K for the year ended April 3, 1998).

10.13.1 Third Lease Modification made the 26th day of October, 1998 between Hartz Mountain Parsippany and Emerson (incorporated by reference to Exhibit (10) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended October 2, 1998).

10.13.2 Fourth Lease Modification made the 12th day of February, 2003 between Hartz Mountain Parsippany and Emerson (incorporated by reference to Exhibit (10.13.2) of Emerson's Annual Report on Form 10-K for the year ended March 31, 2003).

10.13.3 Lease Agreement dated as of October 8, 2004 between Sealy TA Texas, L.P., a Georgia limited partnership, and Emerson Radio Corp. (incorporated by reference to Exhibit (10.13.3) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.13.4 Fifth Lease Modification Agreement made the 2nd day of December, 2004 between Hartz Mountain Industries, Inc. and Emerson (incorporated by reference to Exhibit (10.13.3) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.14.1 Purchasing Agreement, dated March 5, 1999, between AFG-Elektronik GmbH and Emerson Radio International Ltd. (incorporated by reference to Exhibit (10) (aa) of Emerson's Annual Report on Form 10-K for the year ended April 2, 1999).

10.15 Second Amendment to Lease made the 10th day of June, 2004 between ProLogis and Sport Supply Group, Inc (incorporated by reference to Exhibit 10.15 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2004).

10.16 Letter of Employment for Patrick Murray, dated May 3, 2001 (incorporated by reference to Exhibit 10.16 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2001).

10.17 Form of Indemnification Agreement entered into between Sport Supply and each of the directors of Sport Supply and Sport Supply's General Counsel (incorporated by reference to Exhibit 10.3 of Sport Supply's Registration Statement on Form S-1, Registration No. 33-39218).

10.18 Sport Supply Group, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 of Sport Supply's Registration Statement on Form S-1, Registration No. 33-27193).

10.18.1 Emerson Radio Corp. 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 1 of Emerson's 2004 Proxy Statement).

10.18.2 Emerson Radio Corp. 2004 Non-Employee Outside Director Stock Option Plan (incorporated by reference to Exhibit 2 of Emerson's 2004 Proxy Statement).

10.19 Assignment and Assumption Agreement, dated to be effective as of February 28, 1992, by and between Aurora and Sport Supply Group, Inc. (incorporated by reference to Exhibit 10.27 of Sport Supply's Annual Report on Form 10-K for the year ended 1991).

10.21 License Agreement, dated as of September 23, 1991, by and between Proacq Corp. and Sport Supply Group, Inc. (incorporated by reference to Exhibit 10.17 of Sport Supply's Annual Report on Form 10-K for the year ended 1991).

10.22 Sport Supply Group Employees' Savings Plan dated June 1, 1993 (incorporated by reference to Exhibit 10.27 of Sport Supply's Annual Report on Form 10-K for the year ended 1993).

10.23 Management Services Agreement dated July 1, 1997 to be effective as of March 7, 1997 by and between Sport Supply Group, Inc. and Emerson (incorporated by reference to Exhibit 10.2 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended August 1, 1997).

10.23.1 Amended and Restated Management Services Agreement dated July 1, 2005 by and between Sport Supply Group, Inc. and Emerson.*

10.26 Employment Agreement between Emerson Radio Corp. and John J. Raab, effective as of September 1, 2001 (incorporated by reference to Exhibit 10.26 of Emerson's Quarterly Report on Form 10-Q for the quarter, ended September 30, 2001).

10.26.1 Employment Agreement between Emerson Radio Corp. and Elizabeth J. Calianese McPartland, effective as of September 1, 2001 (incorporated by reference to Exhibit 10.26.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.26.2 Letter re Employment Agreement between Emerson Radio Corp., Emerson Radio International Ltd., Emerson Radio (Hong Kong) Limited and Geoffrey P. Jurick, effective as of September 1, 2001 (incorporated by reference to Exhibit 10.26.2 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.26.3 Employment Agreement extension letter between Emerson Radio Corp., Emerson Radio International Ltd., Emerson Radio (Hong Kong Limited and Geoffrey P. Jurick effective as of September 1, 2004 (incorporated by reference to Exhibit 10.26.3 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.26.4 Employment Agreement extension letter between Emerson Radio Corp. and John J. Raab effective as of September 1, 2004 (incorporated by reference to Exhibit 10.26.4 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.26.5 Employment Agreement extension letter between Emerson Radio Corp. and Elizabeth J. Calianese McPartland effective as of September 1, 2004 (incorporated by reference to Exhibit 10.26.5 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.27 Revolving Credit and Term Loan Agreement dated June 28, 2002 among Emerson Radio Corp., Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd. Jointly and Severally, and PNC Bank, National Association (incorporated by reference to Exhibit 10.27 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002).

10.27.1 Amendment to Revolving Credit and Term Loan Agreement (Number One) dated November 7, 2003 among Emerson Radio Corp., Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd. Jointly and Severally, and PNC Bank, National Association (incorporated by reference to Exhibit 10.27.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).

10.27.2 Amendment to Revolving Credit and Term Loan Agreement (Number Two) dated December 31, 2003 among Emerson Radio Corp., Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd. Jointly and Severally, and PNC Bank, National Association (incorporated by reference to Exhibit 10.27.2 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).

10.27.3 Amendment to Revolving Credit and Term Loan Agreement (Number Three) and Waiver dated June 28, 2004, among Emerson Radio Corp., Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd. Jointly and Severally, and PNC Bank, National Association (incorporated by reference to Exhibit 10.27.3 of Emerson's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

10.27.4 Amendment and Restated Revolving Credit and Term Loan Agreement dated as of June 27, 2005, among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd., and PNC Bank, National Association.*

10.28 Common Stock Purchase Warrant Agreement entered into on August 1, 2002 by and between Emerson Radio Corp. and Further Lane Asset Management LP (incorporated by reference to Exhibit 10.28 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.28.1 Form of Common Stock Warrant Agreement entered into on October 7, 2003 by and between Emerson Radio Corp. and Ladenburg Thalmann & Co., Inc. (incorporated by reference to Exhibit 10.28.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).

10.28.2 Common Stock Purchase Warrant Agreement entered into on August 1, 2004 by and between Emerson Radio Corp. and EPOCH Financial Services, Inc. (incorporated by reference to Exhibit 10.28.2 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.29 Separation Agreement dated September 15, 2003 between SSG and John P. Walker (incorporated by reference to Exhibit 10.1 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended September 26, 2003).

10.35 Loan and Security Agreement dated March 27, 2001 by and between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.29 of Sport Supply's Annual Report on Form 10-K for the year ended March 30, 2001).

10.35.1 First Amendment to the Loan and Security Agreement dated October 1, 2002 by and between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.2 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended December 27, 2002).

10.35.2 Second Amendment to Loan and Security Agreement dated June 27, 2003 by and between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.1 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended June 27, 2003).

10.35.3 Third Amendment to Loan and Security Agreement dated November 6, 2003 by and between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.4 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended September 26, 2003).

10.35.4 Fourth Amendment to Loan and Security Agreement dated December 29, 2003 by and between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.1 of Sport Supply's Quarterly Report on Form 10-Q for the quarter ended December 26, 2003).

10.35.5 Fifth Amendment to Loan and Security Agreement dated February 19, 2004 by and between Sport Supply Group, Inc. and Congress Financial Corporation (incorporated by reference to Exhibit 10.35.5 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2004).

10.36 Stock Purchase Agreement among Collegiate Pacific Inc., Emerson Radio Corp. and Emerson Radio (Hong Kong) Limited, dated July 1, 2005 (incorporated by reference to Exhibit 2.1 of Emerson's Current Report on Form 8-K dated July 1, 2005).

14.1 Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2004).

21.1 Subsidiaries of the Company as of March 31, 2005.*

23.1 Consent of Independent Registered Public Accounting Firm—BDO Seidman, LLP.*

23.2 Consent of Independent Registered Public Accounting Firm—Ernst & Young, LLP.*

31.1 Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32 Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERSON RADIO CORP.

By: /s/ Geoffrey P. Jurick
Geoffrey P. Jurick
Chairman of the Board

Dated: July 29, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Geoffrey P. Jurick Geoffrey P. Jurick	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	July 29, 2005

/s/ Guy A. Paglinco Guy A. Paglinco	Vice President, Chief Financial Officer (Principal Finance and Accounting Officer)	July 29, 2005
/s/ Robert H. Brown, Jr. Robert H. Brown, Jr.	Director	July 29, 2005
/s/ Peter G. Bünger Peter G. Bünger	Director	July 29, 2005
/s/ Jerome H. Farnum Jerome H. Farnum	Director	July 29, 2005
/s/ Herbert A. Morey Herbert A. Morey	Director	July 29, 2005

Exhibit 31.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Geoffrey P. Jurick, certify that:

1. I have reviewed this amendment to the annual report on Form 10-K of Emerson Radio Corp. ("annual report");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

   c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information: and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2005

/s/ Geoffrey P. Jurick
Chairman of the Board,
Chief Executive Officer and President

A signed original of this written statement required by Section 302 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES - OXLEY ACT OF 2002

I, Guy A. Paglinco, certify that:

1. I have reviewed this amendment to the annual report on Form 10-K of Emerson Radio Corp. ("annual report");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

   c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 29, 2005

/s/ Guy A. Paglinco
Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 302 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 32

In connection with the amendment to the Annual Report of Emerson Radio Corp., (the "Company") on Form 10-K/A for the period ended March 31, 2005, filed with the Securities and Exchange Commission (the "Report"), Geoffrey P. Jurick, Chief Executive Officer, and Guy A. Paglinco, Chief Financial Officer, of the Company each hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition of the Company as of the dates presented and the consolidated result of operations of the Company for the periods presented.

Dated: July 29, 2005

By: /s/ Geoffrey P. Jurick
Geoffrey P. Jurick
Chief Executive Officer

By: /s/ Guy A. Paglinco
Guy A. Paglinco
Vice President and
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K/A or as a separate disclosure document.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EMERSON RADIO CORP. AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year (B)
Allowance for doubtful accounts/chargebacks:				
Year ended:				
March 31, 2005	$1,284	$ 257	$ 666	$ 875
March 31, 2004	1,645	849	1,210(A)	1,284(C)
March 31, 2003	2,960	2,546	3,861(A)	1,645
Sales Return reserves:				
Year ended:				
March 31, 2005	$5,030	$16,672	$16,294	$5,408
March 31, 2004	6,061	14,619	15,650	5,030
March 31, 2003	6,072	16,470	16,481	6,061

(A) Accounts written off, net of recoveries.

(B) Sales return reserves amounts include related accrued sales returns of $2,136,000, $2,521,000 and $3,768,000, for fiscal 2005, 2004 and 2003, respectively, which are not presented as part of the accounts receivable disclosed as "allowances" on the Consolidated Balance Sheets.

(C) At March 31, 2004, $140,000 relates to SSG discontinued operations which is not included in the allowance for doubtful accounts/chargebacks.



Corporate Information

Directors

Geoffrey P. Jurick
Chairman of the Board,
President and Chief Executive Officer

Robert H. Brown, Jr. (deceased)
Partner
August Group, Ltd.

Peter G. Bünger
Independent Consultant

Jerome H. Farnum
Independent Consultant

Herbert A. Morey
Retired Partner—Ernst & Young, LLP

Officers

Geoffrey P. Jurick
Chairman of the Board,
President and Chief Executive Officer

John J. Raab
Senior Executive Vice President—
International and
Chief Operating Officer

Guy A. Paglinco
Vice President and
Chief Financial Officer

Patrick Murray
President—Emerson Radio
Consumer Products Corporation

Elizabeth J. Calianese
General Counsel,
Senior Vice President—
Human Resources, and
Corporate Secretary

Christina A. Iatrou
Assistant Secretary and
Assistant General Counsel

Offices

Corporate Headquarters
9 Entin Road
P.O. Box 430
Parsippany, NJ 07054-0430
(973) 884-5800

Dallas Office
5101 Statesman Drive
Irving, TX 75063
(214) 596-1320

Emerson Radio (Hong Kong) Ltd.
705-711, Tower 2
The Gateway
25-27 Canton Road, TST
Kowloon, Hong Kong

Emerson Radio Europe, B.V.
c/o Executive Management
Trustmij B.V.
Drenrestraat 20
1083 HK Amsterdam
Netherlands

Emerson Radio Macao Commercial Offshore, Ltd.
Macau Financial Centre, Macau

Emerson Radio International, Ltd.
Citco Building
Wickhams Cay
P.O. Box 662, Road Town
Tortola
British Virgin Islands

Legal Counsel
Lowenstein, Sandler LLC
Roseland, NJ

Independent Auditors
BDO Seidman, LLP
New York, NY

Amex Symbol
MSN

Internet Address
http://www.emersonradio.com

Investor Relations Inquiries
Emerson Radio Corp.
9 Entin Road
P.O. Box 430
Parsippany, NJ 07054-0430
(973) 428-2098

Transfer Agent
American Stock Transfer &
Trust Company
40 Wall Street
New York, NY 10005
(212) 936-5100



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Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054
(973) 884-5800
www.emersonradio.com

*Used in connection with Nickelodeon License